As filed with the Securities and Exchange Commission on 26 July, 1999

                                                              File Nos. 333-
                                                                        811-2162
================================================================================

                       Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES
        ACT OF 1933                                         [x]

        Pre-Effective Amendment No. __                      [ ]

        Post-Effective Amendment No. __                     [ ]

        REGISTRATION STATEMENT UNDER THE INVESTMENT
         COMPANY ACT OF 1940                                [ ]

        Amendment No. 16                                    [x]


              (Check appropriate box or boxes)

           General American Separate Account Two
           -------------------------------------
                 (Exact Name of Registrant)

          General American Life Insurance Company
          ---------------------------------------
                    (Name of Depositor)

                     700 Market Street
                    St. Louis, MO 63101
    ---------------------------------------------------
    (Address of Depositor's Principal Executive office)

                       (314) 231-1700
     --------------------------------------------------
                Depositor's Telephone Number

                 William L. Hutton, Esquire
          General American Life Insurance Company
                     700 Market Street
                    St. Louis, MO  63101
          ---------------------------------------
          (Name and address of Agent for Service)

                          Copy to:

                  Steven B. Boehm, Esquire
             Sutherland Asbill and Brennan LLP
                1275 Pennsylvania Ave., N.W.
                 Washington, DC  20004-2404


       Approximate date of proposed public offering:
       As soon as practicable after effectiveness of the Registration Statement

Title of Securities Being Registered:  Group Variable Annuity Contracts





THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

                   Cross Reference Sheet
           Pursuant to Rules 481 and 495, '33 Act

Showing Location in Part A (Prospectus) and Part B (Statement of
Additional Information) of Registration Statement of Information
                    Required by Form N-4

               ******************************

                           PART A

Item of Form N-4                                            Prospectus Caption
1.    Cover Page                                            Cover Page
2.    Definitions                                           Index of Special Terms
3.    Synopsis                                              Expense Table
4.    Condensed Financial Information                       Financial Statements
5.    General Description of Depositor, Registrant and
         Portfolio Companies                                The Company;
                                                            The Funds
6.    Deductions and Expenses                               Charges and
                                                            Deductions
7.    General Description of the Variable
         Annuity Contracts                                  The Contracts
8.    Annuity Period                                        The Contracts;
9.    Death Benefit                                         Distributions Under
                                                            the Contracts
10.   Purchases and Contract Value                          The Contracts
11.   Redemptions                                           Distribution Under the Contracts
12.   Taxes                                                 Federal Tax Matters
13.   Legal Proceedings                                     None
14.   Table of Contents for the
      Statement of Additional
      Information                                           Table of Contents for
                                                            Statement of Additional Information

           GENERAL AMERICAN SEPARATE ACCOUNT TWO
                         PROSPECTUS
                          FOR THE
              GROUP VARIABLE ANNUITY CONTRACTS
                         OFFERED BY
          GENERAL AMERICAN LIFE INSURANCE COMPANY
                    (A MISSOURI COMPANY)
                     700 MARKET STREET
                 ST. LOUIS, MISSOURI  63101
                       1-800-449-6447
===========================================================================

This Prospectus describes group variable annuity contracts offered by General American Life Insurance Company ("we, us, our"). The Contracts are designed to fund retirement plans and provide for the accumulation of capital on a tax-favored basis for retirement or other long-term purposes. The Contracts may be purchased with an initial payment of One Million Dollars ($1,000,000).

You have significant flexibility in determining the frequency and amount of each Contribution.

Surrenders or partial withdrawals may be made at any time, although they may be subject to a withdrawal or surrender charge and tax penalty. Any amount surrendered or withdrawn may be paid in a lump sum. When a plan participant retires, the Contract allows you to pay the retirees' benefits by purchasing an annuity from us in the form that we offer at that time.

The Contracts have a variety of investment choices (six different
"Funds"). The six Funds available are portfolios of General American Capital Company and Russell Insurance Funds, which are listed below.

     General American Capital Company           Russell Insurance Funds
     --------------------------------           -----------------------
            S&P 500 Index Fund                  Multi-Style Equity Fund

            Money Market Fund                    Aggressive Equity Fund

                                                     Non-U.S. Fund

                                                    Core Bond Fund

You can put your money in any of these Funds, which are offered through our separate account, General American Separate Account Two. A separate account is not a separate legal entity but is used to segregate the various types of products we offer and the investments made by owners of those products. Separate Account Two is used for investments in our annuity products.

The value of amounts accumulated under the Contract will vary in accordance with the investment performance of the Funds you select. Because you select the investment funds and allocations, you bear the entire investment risk under the contract for amounts invested in the Funds.

Please read this Prospectus before investing. A Statement of Additional Information ("SAI") about the Contracts and the Separate Account is available free by writing us at the address above or by calling 800-449-6447. The SAI, dated ____________, 1999, has been filed with the Securities and Exchange Commission and is legally part of the Prospectus. The table of contents of the SAI is on page ____ of this Prospectus.

===========================================================================

THIS PROSPECTUS MUST BE ACCOMPANIED BY CURRENT PROSPECTUSES FOR GENERAL AMERICAN CAPITAL COMPANY AND RUSSELL INSURANCE FUNDS.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR
DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE.

         THIS PROSPECTUS IS DATED ___________, 1999

        THE CONTRACT IS NOT AVAILABLE IN ALL STATES.

===========================================================================
                             TABLE OF CONTENTS
===========================================================================

INDEX OF SPECIAL TERMS                                              4

HIGHLIGHTS                                                          4

EXPENSE TABLE                                                       5

THE COMPANY AND THE SEPARATE ACCOUNT
The Company                                                         8
Separate Account Two                                                8

THE FUNDS                                                           9

RUSSELL INSURANCE FUNDS                                            10

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS               11

THE CONTRACTS                                                      12
Contract Application                                               12
Allocation of Contributions                                        12
Accumulated Value                                                  13
Net Investment Factor                                              13
Transfers                                                          14
Contract Owner Inquiries                                           14

CHARGES AND DEDUCTIONS                                             14
Surrender Charges (Contingent Deferred Sales Charge)               14
Asset Charge                                                       15
Exchange Adjustment                                                16
Premium Tax                                                        17
Federal Income Tax                                                 18
Expenses - Capital Company and Russell Insurance Funds             18

DISTRIBUTIONS UNDER THE CONTRACTS                                  18
Surrenders and Partial Withdrawals                                 18
Deferment of Payment                                               19

FEDERAL TAX MATTERS                                                19
Introduction                                                       19
Taxation of General American                                       20
Tax Status of Qualified Contracts                                  20
Code Section 403(b) Plans                                          20
Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans       21
Deferred Compensation Plans                                        21
Restrictions Under Qualified Contracts                             21
Possible Tax Law Changes                                           22

DISTRIBUTOR OF THE CONTRACTS                                       22

VOTING RIGHTS                                                      22

CONDENSED FINANCIAL INFORMATION                                    23
YEAR 2000                                                          23
LEGAL PROCEEDINGS                                                  24
STATEMENT OF ADDITIONAL INFORMATION

INDEX OF SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                 Page

Accumulated Value                                                  13

Annuitant                                                          19

Business Day                                                       12

Companion Contract                                                 12

Contract Year                                                       5

Exchange Adjustment                                             15-16

Fund (or "Funds")                                                   2

Participant                                                     11-12

Qualified Contracts                                                19

Valuation Period                                                   13

===========================================================================
                             HIGHLIGHTS
                             ----------
===========================================================================

The Contracts allow a Plan to accumulate funds on a tax-favored basis and to provide for the payment of annuity benefits when desired, based on the investment performance of the funds in which you invest. A "Plan" is a retirement plan that is the purchaser of a Contract. The Contracts are designed for use in connection with the following retirement plans: (1) pension and profit sharing plans, (2) annuity purchase agreements which are adopted for employees by public school systems and by organizations that are tax exempt under Section 501(c)(3) of the Code, and (3) plans established under Section 457 of the Internal Revenue Code of 1986, as amended ("Code").

A Contract may be purchased with an Initial Contribution of at least One Million Dollars ($1,000,000) from any of these retirement plans. Additional Contributions after the Initial Contribution are permitted but not required. The source of the funds affects the way annuity investments are taxed, but not the operation of the Contracts. (See "Federal Tax Matters")

If a Plan wants to transfer assets to a Contract from some other fund or investment, but would lose a portion of the assets as a result of the termination provisions of the original investment, we may provide an Exchange Adjustment as a credit to the Accumulated Value to make up all or a portion of the difference (up to 3% of the original value of the assets). Contracts with an Exchange Adjustment will also incur an additional charge. (See "Exchange Adjustment")

You can allocate contributions to six divisions of the Separate Account, each of which will invest in shares of a corresponding Fund of General American Capital Company ("Capital Company") or the Russell Insurance Funds ("Russell Funds"). The assets of each Fund are held separately from the other Funds and each has distinct investment objectives and policies which are described in the accompanying Prospectuses of either Capital Company or the Russell Funds. (See "General American Capital Company" and "Russell Funds"). Contributions may be allocated among one or more of the Funds or to a Companion Contract in accordance with the allocation percentages selected by you in your Contract application.
All allocations must be in whole percents and total 100%. Allocations for additional contributions may be changed by sending written notice to us. (See "Allocation of Contributions")

We deduct a daily charge equal to a percentage of the value of the net assets in the Separate Account for the expense risks assumed by us and for the cost of distributing and administering these Contracts. The effective annual rate of this charge is .85%. If there is an Exchange Adjustment, this rate could be as high as 1.60% (see "Exchange Adjustment").

In order to permit investment of the entire Contribution, we currently do not deduct sales charges at the time of investment. All or part of the Accumulated Value of the Contract may be withdrawn before it is applied to provide annuitization payments. However, amounts withdrawn may be subject to a surrender charge depending on how long the contract has been in force to cover certain expenses relating to the sale of the Contracts, including commissions to registered representatives and other promotional expenses. (See "Surrender Charges")

===========================================================================
                           EXPENSE TABLE
===========================================================================

OWNER TRANSACTION EXPENSES
- --------------------------

      Sales Load Imposed on Contributions............. 0%

      Maximum Surrender Charge........................ 6%

      (as a percentage of amount withdrawn)

      Contract Years 1-7          6%

      Contract Year  8+           0%

(The surrender charge applies when amounts are withdrawn. Up to 30% of the account value may be withdrawn in any Contract Year without incurring a surrender charge if made due to a Participant's death, retirement, termination of employment or other distributable event as permitted under the terms of a Plan. A Contract Year is a period of 12 months starting with the date the Contract becomes effective or the annual anniversary of such date.)

      Transfer Charge........................................   None

SEPARATE ACCOUNT ANNUAL FEES (as a percentage of Accumulated Value)
- ----------------------------

      Daily Asset Charge...........................              .85%

      Exchange Adjustment Charge percentage .......              0.00% - 0.75%

The Exchange Adjustment Charge percentage depends on the level of Exchange Adjustment (if any) and is expressed as a percentage of the Accumulated Value.

FUND ANNUAL EXPENSES (as a percentage of average net assets of the Fund)
- --------------------

          General American Capital Company Annual Fund Expenses:
          ------------------------------------------------------

                                  INVESTMENT         ADMINISTRATION         TOTAL FUND
FUND                            ADVISORY FEES             FEES          OPERATING EXPENSES
- ----                            -------------             ----          ------------------
S & P 500 Index Fund                0.250%               0.050%               0.300%
Money Market Fund                   0.125%               0.080%               0.205%


EXAMPLES

If you surrendered your Contract after the end of the specified time period, you would pay the following aggregate expenses on a $1,000 investment, assuming a 5% annual return:

                                       1 YEAR           3 YEARS
                                       ------           -------

S & P 500 Index Fund                   $74.03           $103.74
Money Market Fund                       73.13            100.95

If you do not surrender your Contract or you annuitize after the end of the specified time period, you would pay the following aggregate expenses on the same investment:

                                       1 YEAR           3 YEARS
                                       ------           -------

S & P 500 Index Fund                   $11.72            $36.54
Money Market Fund                       10.76             33.56



     Russell Insurance Funds Annual Fund Expenses:
     ---------------------------------------------

                                                      TOTAL                      TOTAL NET
                                                      ANNUAL       EXPENSE       ANNUAL
                                                      FUND         WAIVERS AND   FUND
                              ADVISORY    OTHER       OPERATING    REIMBURSE-    OPERATING
                              FEE         EXPENSES    EXPENSES     MENTS<F*>     EXPENSES<F*>
Multi-Style Equity Fund       0.78%       0.43%       1.21%        (0.29%)       0.92%

Aggressive Equity Fund        0.95%       0.72%       1.67%        (0.42)%       1.25%

Non-U.S. Fund                 0.95%       1.42%       2.37%        (1.07)%       1.30%

Core Bond Fund                0.60%       0.68%       1.28%        (0.48)%       0.80%

Multi-Style Equity Fund -- The Fund's Manager, Frank Russell Investment
- -----------------------
Management Company (FRIMCo) has contractually agreed to waive, at least until April 30, 2000, a portion of its 0.78% management fee, up to the full amount of that fee, equal to the total operating expenses that exceed 0.92% of the average daily net assets on an annual basis and to reimburse the Fund for all remaining expenses, after fee waivers, that exceed 0.92% of the average daily net assets on an annual basis.

Aggressive Equity Fund -- FRIMCo has contractually agreed to waive, at
- ----------------------
least until April 30, 2000, a portion of its 0.95% management fee, up to the full amount of that fee, equal to the total operating expenses that exceed 1.25% of the Fund's average daily net assets on an annual basis and to reimburse the Fund for all remaining expenses, after fee waivers, that exceed 1.25% of the average daily net assets on an annual basis.

Non-U.S. Fund -- FRIMCo has contractually agreed to waive, at least
- -------------
until April 30, 2000, a portion of its 0.95% management fee, up to the full amount of that fee, equal to the total operating expenses that exceed 1.30% of the Fund's average daily net assets on an annual basis and to reimburse the Fund for all remaining expenses, after fee waivers, that exceed 1.30% of the average daily net assets on an annual basis.

Core Bond Fund -- FRIMCo has contractually agreed to waive, at least
- --------------
until April 30, 2000, a portion of its 0.60% management fee, up to the full amount of that fee, equal to the total operating expenses that exceed 0.80% of the Fund's average daily net assets on an annual basis and to reimburse the Fund for all remaining expenses, after fee waivers, that exceed 0.80% of the average daily net assets on an annual basis.

EXAMPLES

If you surrendered your Contract after the end of the specified time period, you would pay the following aggregate expenses on a $1,000 investment, assuming a 5% annual return:

                                       1 YEAR           3 YEARS
                                       ------           -------

Multi-Style Equity Fund                $79.92           $121.72
Aggressive Equity Fund                  83.04            131.16
Non-U.S. Fund                           83.52            132.58
Core Bond Fund                          78.79            118.27

If you do not surrender your Contract or you annuitize after the end of the specified time period, you would pay the following aggregate expenses on the same investment:

                                       1 YEAR           3 YEARS
                                       ------           -------

Multi-Style Equity Fund                $17.99            $55.72
Aggressive Equity Fund                  21.30             65.78
Non-U.S. Fund                           21.81             67.30
Core Bond Fund                          16.78             52.03

The purpose of the tables above is to help you understand the costs and expenses that a you will bear directly or indirectly. The examples above are not a representation of actual, past or future expenses, and actual expenses may be higher or lower than those shown. The assumed 5% annual return is hypothetical and does not represent actual returns, which may be greater or less than the assumed rate. Neither the table nor the examples reflect any premium taxes that may be applicable to a Contract; such taxes currently range from 0% to 3.5%. The above table and examples reflect only the charges for contracts currently offered by this Prospectus and not any other contracts that may utilize Separate Account Two. For further details, see Charges and Deductions.

===========================================================================
                THE COMPANY AND THE SEPARATE ACCOUNT
===========================================================================

                            THE COMPANY
                            -----------

We are an insurance company that is wholly-owned by GenAmerica Corporation. GenAmerica Corporation is wholly-owned by General American Mutual Holding Company ("GAMHC"), a Missouri mutual holding company. We were chartered in 1933 and since then have continuously engaged in the business of life insurance, annuities, and accident and health insurance. Our National Headquarters is located at 700 Market Street, St. Louis, Missouri 63101. The telephone number is 314-231-1700. We are licensed to do business in 49 states of the U.S., the District of Columbia, Puerto Rico, and are registered in Canada and licensed in the Provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland, Nova Scotia, Ontario, Prince Edward Island, Quebec, and Saskatchewan.

We conduct a conventional life insurance business. Assets derived from our business should be considered by purchasers of variable annuity contracts only as bearing upon our ability to meet our obligations under the variable annuity contracts and should not be considered as bearing on the investment performance of the Separate Account.

In January 1999, GAMHC announced that it is developing a plan under which it would convert from a mutual company to a publicly-held stock company. Conversion to a stock company, or "demutualization", would be subject to policyholder and regulatory approval, as well as the satisfaction of certain other conditions. Demutualization would not affect our contractual obligations. If, and when, GAMHC adopts a conversion plan, information about the plan will be made available to policyholders in accordance with applicable law and regulations.

                        SEPARATE ACCOUNT TWO
                        --------------------

Separate Account Two was established on October 22, 1970. Although the Separate Account is an integral part of our corporation, it is not a separate legal entity. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 (the "1940 Act"). This registration does not involve supervision by the SEC of our management or investment practices or policies or those of the Separate Account.

Payments are made into the Separate Account from individual and group variable annuity contracts entitled to tax benefits under Sections 401, 403(b), 408, and 457 of the Internal Revenue Code ("Code"), and also from individual variable annuity contracts not entitled to any special tax benefits. Such payments are pooled together and invested separately from our General Account (the general assets of the insurance company other than separate account assets). The persons participating in these Contracts look to the investment experience of the assets in the Separate Account.

The net assets of the Separate Account are held for the exclusive benefit of you and the persons entitled to payments under the Contract or other contracts with funds in Separate Account Two. The net assets of the Separate Account are not chargeable with liabilities due to any other business conducted by us.

On February 23, 1988, pursuant to the vote of the contract owners, the Separate Account was changed from a management investment company with a single equity investment portfolio, to a unit investment trust with various divisions. Each division invests its assets in shares of the corresponding Funds described below. We may establish additional divisions as the need arises.

===========================================================================
                             THE FUNDS
===========================================================================

                  GENERAL AMERICAN CAPITAL COMPANY
                  --------------------------------

General American Capital Company is a "series mutual fund" company that was organized as a Maryland corporation on November 5, 1985, and commenced operations on October 1, 1987.

Conning Asset Management Company ("Investment Adviser") is the adviser to Capital Company. On August 1, 1996, General American Investment Management Company changed its name to Conning Asset Management Company. The Investment Adviser provides investment advisory services to Capital Company in accordance with the policies, programs, and guidelines established by the Board of Directors of Capital Company. Each Fund pays the Investment Adviser a monthly fee for managing its investments and business affairs.

Capital Company currently operates eight separate investment Funds, but only the S & P 500 Index Fund and the Money Market Fund are available to you under a Contract. The assets of each Fund are held separate from the assets of the other Funds and each Fund has separate investment objectives and policies. As a result, each Fund operates as a separate investment portfolio and the investment performance of one Fund has no effect on the investment performance of any other Fund.

The names and investment objectives of the available Funds are as follows:

S & P 500 INDEX FUND: The investment objective of this Fund is to provide investment results that parallel the price and yield performance of publicly traded common stocks in the aggregate. The Fund uses the Standard and Poor's 500 Stock Price Index<F*> as its standard for performance comparison. The Fund attempts to duplicate the performance of the index and includes dividend income as the other component of the Fund's total return.

[FN]
<F*> The term Standard and Poor's 500 Stock Price Index is a registered trademark of the Standard and Poor's Corporation.

MONEY MARKET FUND: The investment objective of this Fund is the highest level of current income that is consistent with the preservation of capital and maintenance of liquidity. This Fund invests primarily in high-quality, short-term money market instruments.

THERE IS NO ASSURANCE THAT ANY OF THESE FUNDS WILL ATTAIN ITS STATED OBJECTIVE, OR THAT THE OBJECTIVE CAN BE SUSTAINED IF ATTAINED.

Additional information concerning the investment objectives and policies of the Funds and the investment advisory services and charges can be found in the current Prospectus for Capital Company, which is attached to this Prospectus. Capital Company's Prospectus should be read carefully before any decision is made concerning the allocation of Contributions to a Division that corresponds to a particular Fund.

Capital Company is registered with the SEC as an open-end, diversified, management investment company. Registration with the SEC does not involve supervision of the management or investment practices or policies of Capital Company by the SEC. Shares of Capital Company will be sold to our separate accounts other than the Separate Account, including those which receive and invest premiums under variable life insurance policies issued by us. It is conceivable that in the future it may be disadvantageous for both variable annuity separate accounts and variable life insurance separate accounts to invest simultaneously in Capital Company, although currently neither we nor Capital Company foresees any such disadvantages to owners of either variable annuity contracts or variable life insurance policies. Capital Company's Board of Directors intends to monitor events in order to identify any material conflicts between such owners and to determine what action, if any, should be taken in response thereto. See the Prospectus for Capital Company for more details.

                      RUSSELL INSURANCE FUNDS
                      -----------------------

Russell Insurance Funds ("Russell Funds") is a "series mutual fund" with four different investment portfolios referred to individually as "Funds." Russell Funds offers shares of each of the four Funds to qualified insurance company separate accounts offering variable insurance products. Shares will be sold to the insurance company separate accounts at net asset value.

Each Fund's assets are invested by one or more investment management organizations researched and recommended by Frank Russell Company ("Russell") and an affiliate of Russell, Frank Russell Investment Management Company ("FRIMCo"), which also advises, operates and administers Russell Funds.

The names and investment objectives of the available Funds are as follows:

MULTI-STYLE EQUITY FUND---Seeks income and capital growth by investing principally in equity securities.

AGGRESSIVE EQUITY FUND---Seeks to provide capital appreciation by assuming a higher level of volatility than is ordinarily expected from the Multi-Style Equity Fund, by investing in equity securities.

NON-U.S. FUND---Seeks favorable total return and additional diversification for United States investors by investing primarily in equity and debt securities of non -United States companies and non-United States governments.

CORE BOND FUND---Seeks to maximize total return through capital appreciation and income by assuming a level of volatility consistent with the broad fixed-income market, by investing in fixed-income securities.

THERE IS NO ASSURANCE THAT ANY OF THESE FUNDS WILL ATTAIN ITS STATED OBJECTIVE, OR THAT THE OBJECTIVE CAN BE SUSTAINED IF ATTAINED.

Additional information concerning the investment objectives and policies of the Funds and the investment advisory services and charges can be found in the current Prospectus for Russell Funds, which is attached to this Prospectus. Russell Funds' Prospectus should be read carefully before any decision is made concerning the allocation of contributions to a Division that corresponds to a particular Fund.

Russell Funds is registered with the SEC as an open-end, diversified, management investment company. Registration with the SEC does not involve supervision of the management or investment practices or policies of Russell Funds by the SEC. Shares of Russell Funds will be sold to our separate accounts other than the Separate Account, including those which receive and invest premiums under variable life insurance policies issued by us, as well as separate accounts of other insurance companies. Russell Funds' Board of Directors intends to monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken in response thereto. See the Prospectus for Russell Funds for more details.

===========================================================================
        ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS
===========================================================================

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Separate Account or that the Separate Account may purchase. We also reserve the right to eliminate the shares of any of the Funds of Capital Company or Russell Funds and to substitute shares of another Fund of Capital Company, or Russell Funds, or of another registered open-end, diversified, management investment company. Such a change might occur if the shares of a Fund are no longer available for investment, or if in our judgment further investment in any Fund becomes inappropriate in view of the purposes of the Separate Account. We will not replace any shares attributable to your interest in a division of the Separate Account without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by you.

We also reserve the right to establish additional divisions of the Separate Account, each of which would invest in a new Fund of Capital Company, or in shares of another investment company, with a specified investment objective. New divisions may be established when, in our discretion, marketing needs or investment conditions warrant, and any new division will be made available to you on a basis to be determined by us. To the extent approved by the SEC (as required), we may also eliminate or combine one or more divisions, substitute one division for another division, or transfer assets between divisions if, in our sole discretion, marketing, tax, or investment conditions warrant.

In the event of a substitution or change, we may make such changes it considers necessary in the Contracts by appropriate endorsement. We will notify you of any such changes.

If we deem it to be in the best interests of persons having voting rights under the Contracts, and to the extent any necessary SEC approvals or votes from you are obtained, the Separate Account may be:
(a) operated as a management company under the 1940 Act; (b) de-registered under that Act in the event such registration is no longer required; or (c) combined with our other separate accounts. To the extent permitted by applicable law, we may also transfer the assets of the Separate Account associated with the Contracts to another separate account.

===========================================================================
                           THE CONTRACTS
===========================================================================

The Contracts consist of a group variable annuity contract for use in qualified pension and profit sharing plans including Tax Sheltered Annuity (Section 403(b) annuity) Plans and also deferred compensation plans under Code Section 457. The Contracts are to be sold to Plan trustees on an unallocated basis. A Participant is an eligible employee of the employer for whom benefits are to be provided under the Contract in accordance with the terms of the Plan. The accounts of individual Participants' may be administered by the Plan or by a third party, but the contractual relationship is between us and the Plan. Any benefits for individual participants are governed by the terms of the Plan. The purpose of the Contracts is to provide a funding vehicle at the Plan level. The rights and benefits of the Contracts are described below and in the Contracts; however, we reserve the right to make any modification to conform the Contracts to, or to give you the benefit of, any Federal or state statute or any rule or regulation of the United States Treasury Department.

CONTRACT APPLICATION

If you wish to purchase a Contract, you must complete an application and provide an Initial Contribution. If the application can be accepted in the form received, the Initial Contribution will be credited within two Business Days after receipt of the application. A Business Day is any day on which we are open for business and the Funds are open for valuation. Acceptance is subject to our rules, and we reserve the right to reject any application or Initial Contribution. We may retain the Initial Contribution for up to five Business Days, plus the trade date, while attempting to complete an application that is not in good order (missing information, etc.). If the application cannot be made in good order within five Business Days, plus the trade date, the Initial Contribution will be returned immediately unless you consent in writing to our retention of the Initial Contribution until the application is in good order.

All Contributions received by us before 10:30 a.m. St. Louis time on any Business Day, will be considered received on that Business Day.

Contributions are limited to contributions under and proceeds from certain qualified plans. Additional contributions are credited to the Contract and increase the amount of the Accumulated Value as of the next close of business (on a Business Day) following receipt of the payment to us.

For some contracts, we may credit an Exchange Adjustment, which is an amount credited to the Contract to make up for a decrease in the amount of Plan assets following the liquidation or surrender of another investment for the purpose of investing in the Contract. An Exchange Adjustment has the same effect as a Contribution, except that if there is an Exchange Adjustment, there will be additional charges (see "Exchange Adjustment").

ALLOCATION OF CONTRIBUTIONS

You specify in the Contract application how contributions will be allocated. You may allocate each contribution to one or more of the divisions and any Companion Contracts as long as such portions are in whole number percentages and total 100%. A "Companion Contract" is an additional contract that provides for fixed benefits. If a Companion Contract is available to you, it will be listed on the contract specifications page of your Contract. You may choose to allocate nothing to a particular division or

Companion Contract. You may change the allocation instructions for future additional contributions by sending a Written Notice.

The contributions (and Exchange Adjustment, if any) then will be allocated among the divisions and Companion Contracts in accordance with the instructions.

ACCUMULATED VALUE

The Accumulated Value will be determined on a daily basis. On the investment start date (the date the Initial Contribution is applied to the divisions of the Separate Account, which is the date the Initial Contribution is received by us, the Accumulated Value in a division will equal the portion of any Contribution or Exchange Adjustment allocated to the division.

Thereafter, on each Business Day, the Accumulated Value in a division of the Separate Account will equal:

(i) The Accumulated Value in the division on the preceding Business Day, multiplied by the division Net Investment Factor (defined below) for the current Valuation Period; plus

(ii) Any Contributions received or Exchange Adjustment credited during the current Valuation Period which are allocated to the division; plus

(iii) Any amounts transferred to the division from a Companion Contract or from another division during the current Valuation Period; minus

(iv)  That portion transferred from the division to a Companion
      Contract, or another division during the current Valuation Period (including any transfer charges); minus

(v) Any partial withdrawals from the division during the current Valuation Period; minus

(vi) Any withdrawal or surrender charges incurred during the current Valuation Period in connection with a partial withdrawal.

     A Valuation Period is any period between two successive Business Days commencing at the close of business of the first Business Day and ending at the close of business of the following Business Day.

NET INVESTMENT FACTOR

The Net Investment Factor measures the investment performance of a division during a Valuation Period. The Net Investment Factor for each division for a Valuation Period is calculated as follows:

(i)   The value of the assets at the end of the preceding Valuation
      Period; plus

(ii) The investment income and capital gains-realized or unrealized-credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

(iii) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(iv) Any amount charged against each division for taxes, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each division; minus

(v) A charge not to exceed .0043836% of the assets for each day in the Valuation Period. This corresponds to 1.60% per year (including the maximum Exchange Adjustment Charge percentage); divided by

(vi)  The value of the assets at the end of the preceding Valuation
      Period.

The Accumulated Value is expected to change from Valuation Period to Valuation Period, reflecting the investment experience of the selected Funds of Capital Company or Russell Insurance Funds as well as the daily deduction of charges.

TRANSFERS

You may transfer amounts as follows:
1) Between one or more of the divisions of the Separate Account and a Companion Contract; or
2)   Among the divisions of the Separate Account.

These transfers will be subject to the following rules:
1) Transfers must be made by Written Request or by such other means as is acceptable to both you and us.
2) Transfers from or among the divisions of the Separate Account may be made at any time.
3) Transfers from a Companion Contract will be subject to the terms of that contract.

We may revoke or modify the transfer privilege at any time, including the minimum amount for a transfer and the transfer charge, if any.

INQUIRIES FROM YOU

We perform all administrative functions in connection with the Contracts such as underwriting, record keeping, and reporting. Any questions or inquiries you have should be addressed to General American Retirement Plans Group, Recordkeeping & Accounting Department, 9735 Landmark Parkway Drive, St. Louis, Missouri 63127-1690 or made by calling (800) 446-5763. All inquiries should include your contract number and name.

===========================================================================
                       CHARGES AND DEDUCTIONS
===========================================================================

No deductions are made from the Initial Contribution unless a state premium tax or other tax is due. (See "Taxes"). Therefore, the full amount of the Initial Contribution less any applicable state or other tax is invested in one or more of the divisions of the Separate Account and/or a Companion Contract to increase the potential for investment gain.

SURRENDER CHARGES (CONTINGENT DEFERRED SALES CHARGE)

Since no deduction for a sales charge is made from Contributions, a surrender charge is imposed on certain surrenders and withdrawals to cover certain expenses relating to the sale of the Contracts, including commissions to registered representatives and other promotional expenses.

Upon surrender of the Contract or a withdrawal of funds on deposit, we will deduct a surrender charge. The surrender charge percentage is based on the age of the Contract as shown in the following schedule:

                                              SURRENDER CHARGE
                 CONTRACT YEAR                   PERCENTAGE
                 -------------                   ----------

                      1-7                            6%
                       8+                            0%

The surrender charge is calculated by multiplying the applicable surrender charge percentage by the gross withdrawal amount. The total amount deducted from the Accumulated Value of the Contract is the sum of the surrender charge and the amount disbursed to you. If the sum of the disbursed amount and the surrender charge exceed the Accumulated Value of the Contract, the withdrawal will be considered a full surrender. Upon full surrender, the surrender charge is calculated by multiplying the surrender charge percentage by the Contract's Accumulated Value.
The difference between the Accumulated Value and the surrender charge is disbursed to you.

There will be no surrender charge after the seventh Contract Year. In addition, surrender charges are not applied to withdrawals made in the event of a Participant's death, disability or retirement, or other distributable event permitted by the Plan, unless the sum of such withdrawals within a Contract Year exceeds 30% of the Accumulated Value at the beginning of the Contract Year.

The age of the Contract, rather than the length of time a certain sum has been in the Separate Account, determines the amount of the surrender charge in cases of withdrawal, so no attempt is made to identify which dollars are being withdrawn.

The surrender charge may not initially be adequate to recover all distribution costs. Any shortfall will be borne by us from our general assets, including profits derived from the Separate Account daily asset charge, if any.

The surrender charge will be allocated pro rata among the divisions based on the values held in the divisions prior to the withdrawal. In the case of a surrender, the surrender charge is deducted from the amount paid to you.

ASSET CHARGE

Asset charges cover the expense of administering the Contracts and mortality and expense risks. Asset charges are made each Business Day as a percentage of the Accumulated Value of the Contract. A portion of the asset charge also may be used for distribution expenses of the Contracts. The charge for mortality and expense risk is 0.85% annually.

The mortality risk we assume is that Annuitants may live longer than the time estimated when the risk in the Contract is established. We agree to continue to pay annuity installments, determined in accordance with administrative rules in effect at the time of annuitization, to each Annuitant regardless of how long he lives and regardless of how long all Annuitants as a group live.

The expense risk we assume is that if the charge for mortality and expenses is not sufficient to cover administrative expenses, the deficiency will be met from our General Account assets.

Further, we can modify a group Contract prospectively. However, modifications cannot affect an Annuitant in any manner without the Annuitant's written consent, unless such modification is deemed necessary to give you or Annuitants the benefit of Federal or state statutes or Treasury Department rules or regulations.

In addition, we assure that the Separate Account will not be charged with any further expenses other than taxes applicable to the Separate Account. There currently are no taxes assessed against the Separate Account with respect to funds held under the Contracts (See "Federal Tax Matters").

EXCHANGE ADJUSTMENT

We may elect to credit qualifying Contract owners with an "Exchange Adjustment" if the net amount your Plan receives as a result of the liquidation or surrender of the Plan's old contract to obtain funds for deposit into our Contract reflects a reduction in value imposed due to the liquidation or surrender. The Exchange Adjustment will be in an amount equal to all or a portion of the charges incurred by the Plan as a result of the liquidation or surrender of its previous contract. We will determine the availability and amount of the Exchange Adjustment based upon an analysis of each potential Contract. We are not offering Exchange Adjustments greater than 3% under our current administrative rules.

As discussed above under "Asset Charge," we impose a daily asset charge to cover certain expenses. If your Contract is credited with an Exchange Adjustment, we attribute a portion of the daily asset charge to cover the cost of the Exchange Adjustment. Contracts credited with an Exchange Adjustment will incur a deduction for this "Additional Charge," which is based upon a percentage of the Accumulated Value. On an annual basis, the Additional Charge will be as follows:

            Additional Charge             Exchange Adjustment<F*>
            -----------------             -----------------------

                   .25%                             0-1%
                   .50%                    more than 1% up to 2%
                   .75%                    more than 2% up to 3%
[FN]
<F*>As a percent of the sum of the Plan's Initial Contribution and the
dollar amount of the Exchange Adjustment.

The Additional Charge will be the same for all Contract owners who receive the same level of Exchange Adjustment. For example, all Contract owners who receive an Exchange Adjustment of 2% will incur the same Additional Charge of .50%.

The Additional Charge will not be assessed for more than seven (7) years after the Contract's issue date, and in some situations may be assessed for less than seven (7) years. In order to determine when to stop assessing the Additional Charge, we will perform a separate calculation at the end of each quarter to estimate the amount that was deducted from your Contract during the quarter as a result of the application of the Additional Charge. We estimate this amount by multiplying the quarterly equivalent of the Additional Charge by the average Accumulated Value for the quarter. The Average Accumulated Value is the sum of the Accumulated Values as of the end of each of the three months in the quarter, divided by three.

The Additional Charge is discontinued when the cumulative estimated amount of Additional Charges, with accrued interest at the rate specified in your Contract, equals or exceeds the dollar amount of your Exchange Adjustment, with interest accumulated at the same rate.

In the future, we may change the Additional Charge and adjust the interest rate offered to new Contract owners to reflect market conditions.

PREMIUM TAX

Under the laws of certain jurisdictions, taxes are charged on so-called "annuity considerations." Such taxes range from 0% to 3.50%. The list of jurisdictions imposing premium tax follows:

                       STATE ANNUITY PREMIUM TAX RATES
                       -------------------------------
         State                  Qualified Contracts       Nonqualified Contracts
         -----                  -------------------       ----------------------
         California                     .50%                      2.35%
         Kentucky                      2.00%                      2.00%
         Maine                            0%                      2.00%
         Nevada                           0%                      3.50%
         Puerto Rico                   1.00%                      1.00%
         South Dakota                     0%                      1.25%
         West Virginia                 1.00%                      1.00%
         Wyoming                          0%                      1.00%

Note:  The above premium tax rates are in effect as of January 1, 1999.

States not listed above currently have no premium tax on the purchase of group annuity contracts. However, premium tax statutes are subject to amendment by legislative act and to judicial and administrative interpretations, both of which may affect the above list of states levying such taxes and the applicable tax rates. Particularly because a portion of the premium tax charge may be made at the time annuity payments commence, the above list of tax rates may not be those in effect at the time the premium tax charge is made.

Laws relating to premium taxes and the interpretations of such laws are subject to changes that may affect the deductions, if any, made under Contracts for such taxes. Some jurisdictions permit payment of premium tax on the Accumulated Value that is applied to provide an Annuity. In those places, we do not make any separate deductions for premium tax from Contributions, as we are permitted to do under the Contracts, but defer any separate deductions for such taxes until the Accumulated Value is applied to provide annuity payments. (Although we may be required in some of these jurisdictions to pay premium tax currently on surrender charges, it presently intends to pay the taxes out of the deductions and charges made against all Contracts.) We plan, where permissible, to defer any separate deductions for premium tax until the Accumulated Value is applied to provide annuity payments, at which time the amount of any applicable premium tax will be measured by the Accumulated Value. However, in some jurisdictions the premium tax rate may be applied to Contributions, and in those cases the deductions for such taxes will be made when the payments are received. Thus, we reserve the right to make a separate deduction from each Contribution, or from the Accumulated Value, depending on which method or combination of methods results in the appropriate deduction for applicable premium tax.

FEDERAL INCOME TAX

We do not expect to incur any Federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Contracts. (See "Federal Tax Matters") Based upon these expectations, no charge is being made currently to the Separate Account for corporate Federal income taxes which may be attributable to the Separate Account.

We will periodically review the question of a charge to the Separate Account for corporate Federal income taxes related to the Separate Account. Such a charge may be made in future years for any Federal income taxes incurred by us. This might become necessary if our tax treatment is ultimately determined to be other than what we currently believe it to be, if there are changes made in the Federal income tax treatment of annuities at the corporate level, or if there is a change in our tax status. In the event that we incur Federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Contracts, the Unit Values of the divisions would be correspondingly adjusted by any provision or charge for such taxes.

EXPENSES - CAPITAL COMPANY AND RUSSELL INSURANCE FUNDS

The value of the assets in the Separate Account will reflect the value of the applicable Capital Company or Russell Funds shares and, therefore, the fees and expenses paid by them. A complete description of the expenses and deductions from the Funds is in the applicable Capital Company or Russell Funds prospectus.

===========================================================================
                 DISTRIBUTIONS UNDER THE CONTRACTS
===========================================================================

SURRENDERS AND PARTIAL WITHDRAWALS

You may surrender the Contract or make a partial withdrawal to receive all or part of the Accumulated Value at any time by sending a Written Request or by such other form as is acceptable to you and us. The amount available for surrender or partial withdrawal is the Accumulated Value at the time of the Valuation Period during which the Written Request is received, less any surrender or withdrawal charges. In the event of a partial withdrawal, the amount of any withdrawal charge will be deducted from the remaining Accumulated Value and not from the amount withdrawn. The amount payable upon surrender or withdrawal may be paid in a lump sum to you. In the absence of specific direction from you, amounts will be withdrawn from the divisions on a pro rata basis.

A partial withdrawal results in cancellation of an appropriate number of accumulation units; a surrender requires surrender of the Contract and cancellation of all accumulation units. Any surrender or withdrawal within the first seven Contract Years will result in the application of a surrender charge except that you may withdraw up to 30% of the Accumulated Value without the application of the surrender charge, if such withdrawals are due to a Participant's death, retirement, termination of employment, or other distributable event permitted by the Plan (See "Charges and Deductions").

The amount payable on surrender or withdrawal will ordinarily be paid within seven days after receipt by us of the Written Request on a duly executed form which may be obtained from us. Payment may be postponed and the right of redemption suspended as described under "Deferment of Payment".

Because you assume the investment risk with respect to amounts allocated to the Separate Account and because certain surrenders and withdrawals are subject to a surrender or withdrawal charge, the total amount paid under surrender of the Contract (taking into account any prior withdrawals) may be more or less than the total Contributions made.

DEFERMENT OF PAYMENT

Payment of any cash withdrawal or lump sum benefit due from the Separate Account will occur within seven days from the date the election becomes effective, except that we may be permitted to defer such payment if: (l) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Securities and Exchange Commission or the Commission requires that trading be restricted; or (3) the Securities and Exchange Commission permits a delay for the protection of you.

===========================================================================
                        FEDERAL TAX MATTERS
===========================================================================

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE.

INTRODUCTION

The following discussion is a general description of the Federal income tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. The discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present Federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Contract").
Qualified Contracts are intended to be purchased in connection with retirement plans entitled to special income tax treatment under Sections 401(a), 408, 408A, and 457 of the Code or as tax sheltered annuities under Section 403(b) of the Code. The ultimate effect of Federal income taxes on the amounts held under a contract, on annuity payments, and on the economic benefit to you, the Annuitant, or the beneficiary depends on the type of retirement plan and on the tax and employment status of the individual concerned. An Annuitant is a Participant who may receive annuity payments from the Plan. In addition, certain requirements must be satisfied in purchasing a Qualified Contract and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, a purchaser of a Qualified Contract should seek competent legal and tax advice regarding the suitability of the Contract for his or her situation, the applicable requirements and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that a Qualified Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

TAXATION OF OUR COMPANY

We are taxed as a life insurance company under Part I of Subchapter L of the Code. Since the operations of the Separate Account form a part of our company, the Separate Account will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contract. Under existing Federal income tax law, we believe that the investment income and realized net capital gains of the Separate Account will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract.

Accordingly, we do not anticipate that we will incur any Federal income tax liability attributable to the Separate Account and, therefore, we do not intend to make provisions for any such taxes. However, if changes in the Federal tax laws or interpretations of those laws result in us being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside amounts to pay such taxes.

TAX STATUS OF QUALIFIED CONTRACTS

The Contract is designed for use with several types of retirement plans. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.

We make no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Owners and participants under retirement plans, as well as Annuitants and Beneficiaries, are cautioned that the rights of any person to any benefits under Qualified Contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Contracts. You are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable law. Because this Contract will be used with a retirement plan, you should consult a competent legal counsel and tax adviser regarding the suitability of the Contract.

CODE SECTION 403(b) PLANS

Under Code Section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes.

Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. Income attributable to elective contributions may not be distributed in the case of hardship. Distributions prior to age 59 1/2 may be subject to the nondeductible 10% penalty tax for premature distributions, in addition to income tax.

The Investment Company Act of 1940 has distribution requirements which differ from the requirements of Code Section 403(b) set forth above. However, these Contracts are being offered in reliance upon, and in compliance with, the provisions of no-action letter number IP-6-88 issued by the Securities and Exchange Commission to the American Council of Life Insurance. The no-action letter allows the Separate Account to apply the restrictions created by Code Section 403(b)(11) as long as specified steps, such as this disclosure, are taken to ensure that you are aware of the Code restrictions. We believe that we are in compliance with the provisions of the no-action letter.

CORPORATE PENSION AND PROFIT-SHARING PLANS AND H.R. 10 PLANS

Code Section 401(a) permits employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

DEFERRED COMPENSATION PLANS

Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. With respect to non-governmental Section 457 plans, all investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Distributions are taxable in full. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. These plans are subject to various restrictions on contributions and distributions.

RESTRICTIONS UNDER QUALIFIED CONTRACTS

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules. Certain distributions from Section 401(a) qualified plans and Section 403(b) annuities are subject to mandatory Federal income tax withholding unless directly rolled over into another qualified retirement plan or individual retirement account or annuity. Distributions from Section 457 plans are subject to withholding unless the recipient elects otherwise.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

===========================================================================
                    DISTRIBUTOR OF THE CONTRACTS
===========================================================================

Walnut Street Securities, Inc. ("Walnut Street"), Suite 1000, 400 South Fourth Street, St. Louis, Missouri 63132, is the principal underwriter and the distributor of the Contracts. Walnut Street is a subsidiary of GenAmerica Corporation, which owns all of our outstanding stock. Walnut Street has entered into contracts with various broker-dealers and registered representatives affiliated with Walnut Street to aid in the distribution of the Contracts. Commissions paid to dealer(s) in varying amounts are not expected to exceed .50% of Accumulated Value per year for such Contracts, under normal circumstances.

===========================================================================
                           VOTING RIGHTS
===========================================================================

To the extent required by law, we will vote the Capital Company or the Russell Funds shares held in the divisions of the Separate Account at shareholder meetings of such Funds in accordance with instructions received from persons having voting interests in the corresponding divisions of the Separate Account. You hold a voting interest in each division to which the Accumulated Value is allocated or annuity payments are generated. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and, as a result, we determine that we are allowed to vote the Fund shares in our own right, we may elect to do so.

The number of votes which are available to you will be calculated separately for each division of the Separate Account. That number will be determined by applying the percentage interest, if any, in a particular division to the total number of votes attributable to the division.

The number of votes is equal to the number of dollars: (a) during the accumulation period, in the Accumulated Value attributable to a division divided by the net asset value of a share of the corresponding Fund; and
(b) during the annuity period, in the reserve credited to the annuity units held in the Division(s) under the variable annuity settlement option in effect divided by the net asset value of a share of the corresponding Fund. Generally, during the annuity period the number of votes applicable to the Annuitant will decrease.

At most Fund shareholder meetings, votes may be cast in person or by proxy and fractional votes will be counted.

The number of votes of a division which are available will be determined as of the date established by the corresponding Fund for determining shareholders eligible to vote at the meeting. Voting instructions will be solicited by written communication from us prior to such meeting in accordance with procedures established.

Fund shares as to which no timely instructions are received or shares that we hold as to which you have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Fund. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Each person having a voting interest in a Division will receive proxy materials, reports, and other materials relating to the appropriate Fund.

To the extent that we, as shareholder of the Funds, are entitled to vote any Fund's interest in the Trust, we will do so on the same basis as described above.

===========================================================================
                  CONDENSED FINANCIAL INFORMATION
===========================================================================

Our consolidated financial statements (as well as the auditors' report) are in the Statement of Additional Information. Financial statements for the Separate Account are also in the Statement of Additional Information.

===========================================================================
                             YEAR 2000
===========================================================================

Like all financial services providers, we utilize systems that may be affected by Year 2000 transition issues and rely on service providers, including the Funds, that also may be affected. We and our affiliates have developed, and are in the process of implementing, a Year 2000 transition plan, and are confirming that our service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on us. However, as of the date of this Prospectus, it is not anticipated that you will experience negative effects on your investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. We currently anticipate that our systems will be Year 2000 compliant prior to the end of 1999, but there can be no assurance that we will be successful, or that interaction with other service providers will not impair our services at that time.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. General American is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

===========================================================================
                STATEMENT OF ADDITIONAL INFORMATION
===========================================================================

A Statement of Additional Information is available which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:



                         TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----

THE CONTRACTS                                                     S-2
MONEY MARKET YIELD CALCULATION                                    S-2
GENERAL MATTERS                                                   S-2
      Participating                                               S-2
      Incorrect Age or Sex                                        S-3
      Annuity Data                                                S-3
      Quarterly Reports                                           S-3
      Incontestability                                            S-3
      Ownership                                                   S-3
DISTRIBUTION OF THE CONTRACT                                      S-3
SAFEKEEPING OF ACCOUNT ASSETS                                     S-4
STATE REGULATION                                                  S-4
RECORDS AND REPORTS                                               S-4
OTHER INFORMATION                                                 S-4
FINANCIAL STATEMENTS                                              S-4

PART B                                Registration No.     -____


              GENERAL AMERICAN SEPARATE ACCOUNT TWO

                STATEMENT OF ADDITIONAL INFORMATION
                              FOR THE
                  GROUP VARIABLE ANNUITY CONTRACT

                             Offered by

              General American Life Insurance Company
                   (A Missouri Insurance Company)
                         700 Market Street
                        St. Louis, MO  63101

                      ***********************

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the group variable annuity contracts ("Contracts" or "Contract" as the context requires) offered by General American Life Insurance Company. You may obtain a copy of the current Prospectus by calling 800-449-6447 or writing to: Variable Annuity Administration Department, P.O. Box 14490, St. Louis, MO 63178-4490. Terms defined in the current Prospectus for the Contract are used in the same way in this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACTS.



                  Dated:____________, 1999

THE CONTRACTS

The following provides information about the Contracts that supplements the description in the Prospectus and may be of interest to the Contract Owners.

MONEY MARKET YIELD CALCULATION

In accordance with regulations adopted by the Securities and Exchange Commission, General American is required to disclose the current annualized yield for the division investing in the Money Market Fund of Capital Company (the "Money Market division") for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the Money Market division at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for administrative expenses of services and the mortality and expense risk charge and income and expenses accrued during the period. Because of these deductions, the yield for the Money Market division of the Separate Account will be lower than the yield for the Money Market Fund of Capital Company.

The SEC also permits General American to disclose the effective yield of the Money Market division for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by seven, and subtracting one from the result.

The yield on amounts held in the Money Market division normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market division's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund, the types and quality of portfolio securities held by the Money Market Fund, and its operating expenses.

GENERAL MATTERS

Participating

The Contracts share in General American's divisible surplus while they are in force prior to the annuity commencement date. Each year General American will determine the share of divisible surplus, if any, accruing to the Contracts. Investment results are credited directly through the changes in the value of the accumulation units and annuity units. Also, most mortality and expense savings are credited directly through decreases in the appropriate charges. Therefore, the Company expects little or no divisible surplus to be credited to a contract. If any divisible surplus is credited to a contract, the Contract Owner may choose to take the distribution in cash, or leave the distribution with General American to accumulate with interest.

Incorrect Age or Sex

If the age at issue or sex of the Annuitant is incorrect, any benefit payable under a supplemental agreement will be such, as the premiums paid would have purchased at the correct age at issue and sex. After General American begins paying monthly income installments, appropriate adjustment will be made in any remaining installments.

Annuity Date

General American will not be liable for obligations, which depend on receiving information from a Payee until such information is received in a form satisfactory to General American.

Quarterly Reports

Quarterly, General American will give the contract owner a report of the current Accumulated Value allocated to each Separate Account or division; and any Contributions, charges, transfers, or surrenders during that period. This report will also give the Contract Owner any other information required by law or regulation. The Contract Owner may ask for a report like this at any time. The quarterly reports will be distributed without charge. General American reserves the right to charge a fee for additional reports.

Incontestability

General American cannot contest this Contract, except for nonpayment of stipulated payments of premiums, after it has been in force for a period of two years from the date of issue.

Ownership

The Contractholder is the owner of this contract and all rights of ownership are vested in the Contractholder unless otherwise provided herein. The contract may be changed or amended from time to time without the consent of any participant, beneficiary, or other person claiming rights or benefits hereunder.

No assignment of this contract by the Contractholder shall be binding upon General American unless in writing and until filed at its Home Office. General American assumes no responsibility for the validity of any assignment.

DISTRIBUTION OF THE CONTRACT

Walnut Street Securities, Inc. ("Walnut Street"), the principal underwriter of the Contracts, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Walnut Street is a subsidiary of GenAmerica Corporation.

The Contracts are offered to the public through individuals licensed under the federal securities laws and state insurance laws who have entered into agreements with Walnut Street. The offering of the Contracts is continuous and Walnut Street does not anticipate discontinuing the offering of the Contracts. However, Walnut Street does reserve the right to discontinue the offering of the Contracts.

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by General American.
The assets are kept physically segregated and held separate and apart from General American's general account assets. Records are maintained of all purchases and redemptions of eligible Fund shares held by each of the Divisions of the Separate Account.

STATE REGULATION

General American is a life insurance company organized under the laws of Missouri, and is subject to regulation by the Missouri Division of Insurance. An annual statement is filed with the Missouri Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of General American as of December 31 of the preceding calendar year. Periodically, the Missouri Commissioner of Insurance examines the financial condition of General American, including the liabilities and reserves of the Separate Account.

In addition, General American is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and filing and review processes. Where required by state law or regulation, the Contracts will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by General American. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, General American will mail to all Contract Owners at their last known address of record, at least semi-annually, reports containing such information as may be required under that Act or by any other applicable law or regulation.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments, and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS

The audited financial statements of General American and the Separate Account have been included in this Prospectus in reliance on the reports of KPMG LLP, independent certified public accountants, and on the authority of said firm as experts in accounting and auditing.

The financial statements of General American should be considered only as bearing upon its ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

              GENERAL AMERICAN LIFE INSURANCE COMPANY
                          AND SUBSIDIARIES

                 Consolidated Financial Statements

                     December 31, 1998 and 1997

            (With Independent Auditors' Report Thereon)

                    INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of
   General American Life Insurance Company:

We have audited the accompanying consolidated balance sheets of General American Life Insurance Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, stockholder equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General American Life Insurance Company and subsidiaries as of
December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



March 4, 1999

                            GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       AND SUBSIDIARIES

                                  Consolidated Balance Sheets

                                   December 31, 1998 and 1997

                                    (dollars in thousands)
                      ASSETS                               1998                     1997
                                                        -----------              ----------

Fixed maturities:
  Available for sale, at fair value                     $11,068,283               9,115,519
Mortgage loans, net                                       2,337,542               2,140,262
Real estate, net                                            129,851                 140,145
Equity securities, at fair value                             48,550                  24,211
Policy loans                                              2,151,028               2,073,152
Short-term investments                                      195,346                 190,374
Other invested assets                                       457,645                 243,921
                                                        -----------              ----------

           Total investments                             16,388,245              13,927,584

Cash and cash equivalents                                   591,107                 358,879
Accrued investment income                                   205,645                 168,592
Reinsurance recoverables                                    904,998                 718,717
Other contract deposits                                   4,094,777               3,336,328
Deferred policy acquisition costs                           773,762                 695,253
Other assets                                                602,965                 488,582
Separate account assets                                   5,287,456               4,118,860
                                                        -----------              ----------

           Total assets                                 $28,848,955              23,812,795
                                                        ===========              ==========

        LIABILITIES AND STOCKHOLDER EQUITY

Policy and contract liabilities:
  Future policy benefits                                 $5,516,869               4,933,787
  Policyholder account balances:
     Universal life                                       2,960,940               2,534,744
     Annuities                                            3,714,526               4,161,946
  Pension funds and interest sensitive
    contract liabilities                                  7,581,276               4,732,400
  Policy and contract claims                                591,088                 458,606
  Dividends payable to policyholders                        121,740                 113,525
                                                        -----------              ----------

           Total policy and contract liabilities         20,486,439              16,935,008

Amounts payable to reinsurers                               201,395                 247,679
Long-term debt and notes payable                            221,850                 214,477
Other liabilities and accrued expenses                      912,291                 826,868
Deferred tax liability, net                                  75,429                  89,046
Separate account liabilities                              5,267,553               4,112,666
                                                        -----------              ----------

           Total liabilities                             27,164,957              22,425,744
                                                        -----------              ----------

Minority interests                                          383,085                 216,555

Stockholder equity:
  Common stock, $1 par value, 5,000,000 shares
     authorized, 3,000,000 shares issued and
     outstanding                                              3,000                   3,000
  Additional paid-in capital                                  3,000                   3,000
  Retained earnings                                       1,242,004               1,057,613
  Accumulated other comprehensive income                     52,909                 106,883
                                                        -----------              ----------

           Total stockholder equity                       1,300,913               1,170,496
                                                        -----------              ----------

           Total liabilities and stockholder equity     $28,848,955              23,812,795
                                                        ===========              ==========

See accompanying notes to consolidated financial statements.


                                GENERAL AMERICAN LIFE INSURANCE COMPANY
                                            AND SUBSIDIARIES

                                 Consolidated Statements of Operations

                             Years ended December 31, 1998, 1997, and 1996

                                         (dollars in thousands)
                                                            1998              1997                1996
                                                         ----------         ---------          ---------
Revenues:
  Insurance premiums and other considerations            $2,244,156         1,768,169          1,623,228
  Net investment income                                   1,135,838           945,542            806,883
  Ceded commissions                                          39,921            44,902             27,538
  Other income                                              330,731           362,160            280,803
  Net realized investment gains                              13,646            28,538             24,531
                                                         ----------         ---------          ---------

           Total revenues                                 3,764,292         3,149,311          2,762,983

Benefits and expenses:
  Policy benefits                                         1,992,997         1,528,333          1,379,803
  Interest credited to policyholder account balances        426,806           345,937            262,532
                                                         ----------         ---------          ---------

           Total policyholder benefits                    2,419,803         1,874,270          1,642,335

  Dividends to policyholders                                192,085           182,146            171,904
  Policy acquisition costs                                  240,640           168,045            143,094
  Other insurance and operating expenses                    711,901           739,814            642,636
                                                         ----------         ---------          ---------

           Total benefits and expenses                    3,564,429         2,964,275          2,599,969
                                                         ----------         ---------          ---------

           Income before provision for income taxes
             and minority interest                          199,863           185,036            163,014
                                                         ----------         ---------          ---------

Income tax provision (benefit):
  Current                                                    35,226            65,778             45,902
  Deferred                                                   18,351              (113)            13,992
                                                         ----------         ---------          ---------

           Total provision for income taxes                  53,577            65,665             59,894
                                                         ----------         ---------          ---------

           Income before minority interest                  146,286           119,371            103,120

Minority interest in earnings of consolidated
  subsidiaries                                              (29,220)          (22,134)           (19,888)
                                                         ----------         ---------          ---------

           Net income                                      $117,066            97,237             83,232
                                                         ==========         =========          =========

See accompanying notes to consolidated financial statements.


                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                              AND SUBSIDIARIES

               Consolidated Statements of Comprehensive Income

                Years ended December 31, 1998, 1997, and 1996

                           (dollars in thousands)
                                                1998        1997         1996
                                              --------     -------      -------
Net income                                    $117,066      97,237       83,232

Other comprehensive (loss) income              (53,974)     75,583      (49,705)
                                              --------     -------      -------
         Comprehensive income                  $63,092     172,820       33,527
                                              ========     =======      =======

See accompanying notes to consolidated financial statements.

                                      GENERAL AMERICAN LIFE INSURANCE COMPANY
                                                  AND SUBSIDIARIES

                                   Consolidated Statements of Stockholder Equity

                                   Years ended December 31, 1998, 1997, and 1996

                                              (dollars in thousands)

                                                                                                  ACCUMULATED
                                                                      ADDITIONAL                     OTHER          TOTAL
                                                        COMMON         PAID-IN     RETAINED      COMPREHENSIVE   STOCKHOLDER
                                                        STOCK          CAPITAL     EARNINGS         INCOME         EQUITY
                                                        ------       -----------   ---------     -------------   -----------
Balance at December 31, 1995                            $   --             --        876,078         81,005         957,083
Net income                                                  --             --         83,232             --          83,232
Other comprehensive (loss) income                           --             --             --        (49,705)        (49,705)
Other, net                                                  --             --          7,177             --           7,177
                                                        ------          -----      ---------        -------       ---------

Balance at December 31, 1996                                --             --        966,487         31,300         997,787
Net income                                                  --             --         97,237             --          97,237
Other comprehensive income                                  --             --             --         75,583          75,583
Issuance of common stock                                 3,000          3,000         (6,000)            --              --
Dividend to parent                                          --             --         (4,480)            --          (4,480)
Other, net                                                  --             --          4,369             --           4,369
                                                        ------          -----      ---------        -------       ---------

Balance at December 31, 1997                             3,000          3,000      1,057,613        106,883       1,170,496
Net income                                                  --             --        117,066             --         117,066
Other comprehensive (loss) income                           --             --             --        (53,974)        (53,974)
Parent's share of subsidiary's
  issuance of nonvoting stock                               --             --         68,609             --          68,609
Other, net                                                  --             --         (1,284)            --          (1,284)
                                                        ------          -----      ---------        -------       ---------

Balance at December 31, 1998                            $3,000          3,000      1,242,004         52,909       1,300,913
                                                        ======          =====      =========        =======       =========

See accompanying notes to consolidated financial statements.

                                GENERAL AMERICAN LIFE INSURANCE COMPANY
                                            AND SUBSIDIARIES

                                 Consolidated Statements of Cash Flows

                             Years ended December 31, 1998, 1997, and 1996

                                         (dollars in thousands)
                                                                    1998            1997          1996
                                                                 -----------     ----------    ----------
Cash flows from operating activities:
  Net income                                                     $   117,066         97,237        83,232
  Adjustments to reconcile net income to net cash
    (used in) provided by operating activities:
        Change in:
           Accrued investment income                                 (37,424)       (20,568)      (16,275)
           Reinsurance recoverables and other contract deposits     (942,384)      (838,390)     (159,713)
           Deferred policy acquisition costs                        (102,050)      (113,040)      (87,249)
           Other assets                                              (99,506)       (61,796)      (51,444)
           Future policy benefits                                    582,899        693,052       330,511
           Policy and contract claims                                132,481        105,503        14,652
           Other liabilities and accrued expenses                     48,220        319,787        65,184
        Deferred income tax provision                                 18,351           (113)       13,992
        Policyholder considerations                                 (219,295)      (137,163)     (144,748)
        Interest credited to policyholder account balances           426,806        345,937       262,532
        Amortization and depreciation                                 34,578         32,744        28,375
        Net realized investment gains                                (13,646)       (28,538)      (24,531)
        Other, net                                                     7,380            372       (14,554)
                                                                 -----------     ----------    ----------

              Net cash (used in) provided by operating
                activities                                           (46,524)       395,024       299,964
                                                                 -----------     ----------    ----------

Cash flows from investing activities:
  Proceeds from investments sold or redeemed:
    Fixed maturities available for sale                            2,027,415      2,070,743     1,822,169
    Mortgage loans                                                   370,418        594,151       182,650
    Equity securities                                                  2,065         31,602        13,427
  Cost of investments purchased:
    Fixed maturities available for sale                           (4,251,065)    (4,463,100)   (3,428,943)
    Mortgage loan originations                                      (594,480)      (438,959)     (593,438)
    Equity securities                                                (17,396)       (47,283)      (39,553)
  Maturity of fixed maturities available for sale                    145,247        281,736       225,087
  Increase in policy loans, net                                      (77,876)      (153,399)     (210,624)
  Increase in short-term and other invested assets, net             (215,142)      (130,464)      (12,678)
  Investments in subsidiaries                                        (24,531)        (6,032)       (4,807)
                                                                 -----------     ----------    ----------

              Net cash used in investing activities               (2,635,345)    (2,261,005)   (2,046,710)
                                                                 -----------     ----------    ----------

Cash flows from financing activities:
  Net policyholder account and contract deposits                   2,682,959      2,121,488     1,632,495
  Proceeds from subsidiary stock offering                            221,837             --            --
  Issuance of debt                                                     2,281          1,857       106,903
  Repayment of debt                                                     (411)       (80,606)      (19,497)
  Dividends                                                           (3,839)        (2,112)       (1,832)
  Other, net                                                          27,577         46,829        26,770
                                                                 -----------     ----------    ----------

              Net cash provided by financing activities            2,930,404      2,087,456     1,744,839
                                                                 -----------     ----------    ----------

Effect of exchange rate changes                                      (16,307)        (5,320)         (266)
                                                                 -----------     ----------    ----------

              Net increase (decrease) in cash and
                cash equivalents                                     232,228        216,155        (2,173)

Cash and cash equivalents at beginning of year                       358,879        142,724       144,897
                                                                 -----------     ----------    ----------

Cash and cash equivalents at end of year                         $   591,107        358,879       142,724
                                                                 ===========     ==========    ==========

See accompanying notes to consolidated financial statements.

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


(1)   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             REORGANIZATION

      In September 1996, the Board of Directors of General American Life Insurance Company (General American) adopted the Reorganization Plan (Plan) which authorized the reorganization (Reorganization) of General American into a mutual insurance holding company structure. The Missouri Department of Insurance held a public hearing on the Reorganization on December 19, 1996 and approved the Plan on January 24, 1997. The policyholders of General American approved the Plan on January 28, 1997 and the Reorganization became effective on April 24, 1997 (effective date). General American was the first company to obtain approval and to form a mutual insurance holding company under the Missouri Mutual Holding Company Statute.

      Pursuant to the Reorganization, General American (the Company)
      (i) formed General American Mutual Holding Company (GAMHC) as a mutual insurance holding company under the insurance laws of the State of Missouri, (ii) formed GenAmerica Corporation (GenAmerica) as an intermediate stock holding company under the general laws of the State of Missouri, and (iii) amended and restated its Charter and Articles of Incorporation to authorize the issuance of capital stock and the continuance of its existence as a stock life insurance company under the same name. GAMHC may, among other things, elect all of the directors of GenAmerica and approve matters submitted for shareholder approval. As of the effective date of the Reorganization, the membership interests and the contractual rights of the policyholders of the Company were separated - the membership interests automatically became, by operation of law, membership interests in GAMHC and the contractual rights remained with the Company. Each person who becomes the owner of a designated policy or contract of insurance or annuity issued by the Company after the effective date of the Reorganization (subject to certain exceptions and conditions set forth in the Articles of Incorporation of GAMHC) will become a member of GAMHC and have a membership interest in GAMHC by operation of law so long as such policy or contract remains in force. The membership interests in GAMHC follow, and are not severable, from the insurance policy or annuity contract from which the membership interest in GAMHC is derived.

      On the effective date, the Company issued three million shares of its authorized shares of capital stock to GAMHC. GAMHC then contributed all of these to GenAmerica in exchange for one thousand shares of its common stock. As a result, GenAmerica directly owns the Company, and GAMHC indirectly owns the Company, through GenAmerica. The Reorganization was accounted for at historical cost in a manner similar to a pooling of interests.

      The consolidated financial statements include the assets, liabilities, and results of operations of the Company and its wholly owned subsidiaries, General American Holding Company, a noninsurance holding company; Cova Corporation, an insurance holding company; Paragon Life Insurance Company; Security Equity Life Insurance Company; General Life Insurance Company of America; General Life Insurance Company, its 53.3 percent owned subsidiary, Reinsurance Group of America, Incorporated (RGA), an insurance holding company, and its 62.7 percent owned subsidiary, Conning Corporation.

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

      The Company's principal lines of business, conducted through itself or one of its subsidiaries, are Individual Life Insurance, Annuities, Group Life and Health Insurance, Asset Management, and Reinsurance. The Company distributes its products and services primarily through a nationwide network of general agencies, independent brokers, and group sales and claims offices. The Company and its subsidiaries are licensed to do business in all fifty states, ten Canadian provinces, Puerto Rico, and the District of Columbia. Through its subsidiaries, the Company has operations in Europe, Pacific Rim countries, Latin America, and Africa.

             INITIAL PUBLIC OFFERING

      In December 1997, the Company's subsidiary, Conning Corporation (Conning), successfully completed an initial public offering
      (IPO) of 2.875 million shares of its common stock. Conning received net proceeds of approximately $34.5 million from the offering. The Company owned 62.7 percent of the total shares outstanding of Conning's common stock at December 31, 1998 and 1997. The publicly held stock of Conning is listed on the NASDAQ National Market System.

             SUBSEQUENT OFFERINGS

      At the Company's subsidiary, RGA's annual stockholders' meeting on May 27, 1998, a new class of non-voting common stock was authorized. In June 1998, RGA completed a secondary public offering in which it sold 4.945 million shares of non-voting common stock traded on the New York Stock Exchange under the symbol RGA.A. The offering provided net proceeds of approximately $221.8 million which have been utilized to finance the continued growth of RGA's operations domestically and internationally. After the subsequent offering, the Company's ownership percentage decreased from 63.8 percent to 53.3 percent.

             SIGNIFICANT ACCOUNTING POLICIES

      The accompanying consolidated financial statements are prepared on the basis of generally accepted accounting principles (GAAP) and include the accounts of the Company and its majority owned subsidiaries. Less than majority-owned entities in which the Company has at least a 20 percent interest are reported on the equity basis. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements requires the use of estimates by management which affect the amounts reflected in the financial statements. Actual results could differ from those estimates. Accounts that the Company deems to be sensitive to changes in estimates include future policy benefits and policy and contract claims, deferred acquisition costs, and investment and deferred tax valuation allowances.

      The significant accounting policies of the Company are as follows:

             RECOGNITION OF REVENUE

      For traditional life policies, including participating businesses, premiums are recognized when due, less allowances for estimated uncollectible balances. For limited payment contracts, net premiums are recorded as revenue, and the difference between the gross premium and the net premium is deferred and recognized in income in a constant relationship to insurance in force over the estimated policy life.

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


      For universal life and annuity products, contract charges for mortality, surrender, and expense, other than front-end expense charges, are reported as income when charged to policyholders' accounts.

      Other income represents the fees generated from the Company's noninsurance operations, primarily service and contract fees relating to concessions, asset management, system development, and third-party administration. Amounts are recognized when earned.

             INVESTED ASSETS

             FIXED MATURITIES AND EQUITY SECURITIES: All of the Company's securities are classified as available for sale. Fixed maturities available for sale are reported at fair value and are so classified based on the possibility that such securities could be sold prior to maturity if that action enables the Company to execute its investment philosophy and appropriately match investment results to operating and liquidity needs. Equity securities are carried at fair value.

             Realized gains or losses on the sale of securities are determined on the basis of specific identification. Unrealized gains and losses are recorded, net of related income tax effects, in accumulated other comprehensive income, a separate component of stockholders' equity.

             MORTGAGE LOANS: Mortgage loans on real estate are stated at an unpaid principal balance, net of unamortized discounts and valuation allowances for possible impairment in value. The Company discontinues the accrual of interest on mortgage loans which are more than 90 days delinquent. Interest received on nonaccrual mortgage loans is generally reported as interest income.

             POLICY LOANS, REAL ESTATE, AND OTHER INVESTED ASSETS:
             Policy loans are carried at an unpaid principal balance and are generally secured by the cash surrender value. Investment real estate which the Company has the intent to hold for the production of income is carried at depreciated cost, net of writedowns for other than temporary declines in fair value and encumbrances. Properties held for sale (primarily acquired through foreclosure) are carried at the lower of depreciated cost (fair value at foreclosure plus capital additions less accumulated depreciation and encumbrances) or fair value. Adjustments to carrying value of properties held for sale are recorded in a valuation reserve when the fair value is below depreciated cost. The accumulated depreciation and encumbrances on real estate amounted to $52.4 million and $47.0 million at December 31, 1998 and 1997, respectively. Direct valuation allowances amounted to $7.3 million and $6.7 million at December 31, 1998 and 1997, respectively. Other invested assets are principally recorded at fair value.

             SHORT-TERM INVESTMENTS: Short-term investments, consisting primarily of money market instruments and other debt issues purchased with an original maturity of less than a year, are carried at amortized cost, which approximates fair value.

             INVESTED ASSET IMPAIRMENT AND VALUATION ALLOWANCES:
             Invested assets are considered impaired when the Company determines that collection of all amounts due under the contractual terms is doubtful. The Company adjusts invested assets to their estimated net realizable value at the point at which it determines an impairment is other than temporary. In addition, the Company has established valuation allowances for mortgage loans and other invested assets. Valuation

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

             allowances for other than temporary impairments in value are netted against the asset categories to which they apply. Additions to valuation allowances are included in realized gains and losses.

             The Company recognizes its proportionate share of the resultant gains or losses on the issuance or repurchase of its subsidiaries' stock as a direct credit or charge to unassigned funds.

             CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents represent cash, demand deposits, and highly liquid short-term investments, which include U.S. Treasury bills, commercial paper, and repurchase agreements with original or remaining maturities of 90 days or less when purchased.

             INVESTMENT INCOME

      Fixed maturity premium and discounts are amortized into income using the scientific yield method over the term of the security. Amortization of the premium or discount on mortgage-backed securities is recognized using a scientific yield method which considers the estimated timing and amount of prepayments of underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are adjusted when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. When such differences occur, the net investment in the mortgage-backed security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security with a corresponding charge or credit to interest income (the "retrospective method").

             POLICY AND CONTRACT LIABILITIES

      For traditional life insurance policies, future policy benefits are computed using a net level premium method with actuarial assumptions as to mortality, persistency, and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on industry standards and the Company's historical experience which, together with interest and expense assumptions, provide a margin for adverse deviation. Interest rate assumptions generally range from
      2.5 percent to 11.0 percent. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected policy benefits and expenses, unrecoverable deferred policy acquisition costs are written off and thereafter a premium deficiency reserve is established through a charge to earnings.

      For participating policies, future policy benefits are computed using a net level premium method based on the guaranteed cash value basis for mortality and interest. Mortality rates are similar to those used for statutory valuation purposes. Interest rates generally range from 2.5 percent to 6.0 percent. Dividend liabilities are established when earned.

      Policyholder account balances for universal life and annuity policies are equal to the policyholder account value before deduction of any surrender charges. The policyholder account value represents an accumulation of gross premium payments plus credited interest less expense and mortality charges, and withdrawals. These expense charges are recognized in income as earned.

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


      The range of weighted average interest crediting rates used by the Company's life insurance subsidiaries were as follows:

                               1998           1997          1996
                            ----------     ----------    -----------

        Universal life      5.25-7.10%     6.00-7.10%     6.00-7.56%
        Annuities           4.00-9.20%     5.70-9.30%    5.70-13.00%
                            ==========     ==========    ===========

      Accident and health benefits for active lives are calculated using the net level premium method and assumptions as to future morbidity, withdrawals, and interest, which provide a margin for adverse deviation. Benefit liabilities for disabled lives are calculated using the present value of future benefits and experience assumptions for claim termination, expense, and interest which also provide a margin for adverse deviation.

             POLICY AND CONTRACT CLAIMS

      The Company establishes a liability for unpaid claims based on estimates of the ultimate cost of claims incurred, which is comprised of aggregate case basis estimates, average claim costs for reported claims, and estimates of incurred but not reported losses based on past experience. Policy and contract claims include a provision for both life and accident and health claims. Management believes the liabilities for unpaid claims are adequate to cover the ultimate liability; however, due to the underlying risks and the high degree of uncertainty associated with the determination of the liability for unpaid claims, the amounts which will ultimately be paid to settle these liabilities cannot be precisely determined and may vary from the estimated amount included in the consolidated balance sheets.

             DEFERRED POLICY ACQUISITION COSTS

      The costs of acquiring new business, which vary with and are primarily related to the production of new and renewal business, have been deferred to the extent that such costs are deemed recoverable from future profitability of the underlying business. Such costs include commissions, premium taxes, as well as certain other costs of policy issuance and underwriting.

      For limited payment and other nonparticipating traditional life insurance policies, the deferred policy acquisition costs are amortized, with interest, in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected future premium revenue is estimated utilizing the same assumptions used for computing liabilities for future policy benefits for these policies.

      For participating life insurance, universal life, and annuity type contracts, the deferred policy acquisition costs are amortized over a period of not more than thirty years in relation to the present value of estimated gross profits arising from interest margin, cost of insurance, policy administration, and surrender charges.

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


      The range of average rates of assumed interest used by the Company's life insurance subsidiaries in estimated gross margins were as follows:

                                  1998           1997          1996
                                ----------    ----------    ----------

        Participating life           8.25%         8.17%         8.70%
        Universal life          6.25-7.50%    6.25-7.79%    6.00-8.20%
        Annuities               7.00-7.83%    7.00-7.84%         7.83%
                                ==========    ==========    ==========

      The estimates of expected gross margins are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings. Deferred policy acquisition costs are adjusted for the impact on estimated gross margins as if the net unrealized gains and losses on securities had actually been realized.

             REINSURANCE AND OTHER CONTRACT DEPOSITS

      In the normal course of business, the Company seeks to limit its exposure to loss on any single insured by ceding risks to other insurance enterprises or reinsurers under various types of contracts including coinsurance and excess coverage. The Company's retention level per individual life ranges between $50 thousand and $2.5 million depending on the entity writing the policy.

      The Company assumes and retrocedes financial reinsurance contracts which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other contract deposits in the consolidated balance sheets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement.

      Reinsurance activities are accounted for consistent with terms of the underlying contracts. Premiums ceded to other companies have been reported as a reduction of premiums. Amounts applicable to reinsurance ceded for future policy benefits and claim liabilities have been reported as assets for these items, and commissions and expense allowances received in connection with reinsurance ceded have been accounted for in income as earned. Reinsurance does not relieve the Company from its primary responsibility to meet claim obligations. The Company evaluates the financial conditions of its reinsurers annually.

             FEDERAL INCOME TAXES

      The Company and certain of its U.S. subsidiaries file consolidated federal income tax returns. Any acquired life insurance company is not included in the consolidated return until the acquired company has been a member of the group for five years. Prior to satisfying the five-year requirement, the subsidiary files a separate federal return. RGA Barbados, a subsidiary of RGA, also files a U.S. tax return. The Company's foreign subsidiaries are taxed under applicable local statutes. No deferred tax liabilities have been recognized for the foreign subsidiaries per Accounting Principles Board (APB) Opinion 23, Accounting for Income Taxes - Special Areas. The Company uses the asset and liability method to record deferred income taxes.

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

      Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates, expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

             SEPARATE ACCOUNT BUSINESS

      The assets and liabilities of the separate account represent segregated funds administered and invested by the Company for purposes of funding variable life insurance and annuity contracts for the exclusive benefit of the contractholders. The Company charges the separate account for cost of insurance and administrative expense associated with a contract and charges related to early withdrawals by contractholders. The assets and liabilities of the separate account are carried at fair value. The Company's participation in the separate account (seed money) is carried at fair value in the separate account, and amounted to $19.9 million and $6.2 million at December 31, 1998 and 1997, respectively.

             FAIR VALUE OF FINANCIAL INSTRUMENTS

      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care. The following assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate fair value:

             INVESTMENT SECURITIES: Fixed maturities are valued using quoted market prices, if available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or in the case of private placements are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of investments. The fair values of equity securities are based on quoted market prices.

             MORTGAGE LOANS: The fair values of mortgage loans are estimated using discounted cash flow analyses and interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

             POLICY LOANS: The fair value of policy loans approximates the carrying value. The majority of these loans are indexed, with a yield tied to a stated return.

             POLICYHOLDER ACCOUNT BALANCES ON INVESTMENT TYPE CONTRACTS:
             Fair values for the Company's liabilities under investment-type contracts are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For contracts with no defined maturity date, the carrying value approximates fair value.

             SEPARATE ACCOUNT ASSETS AND LIABILITIES: The separate account assets and liabilities are carried at fair value as determined by the market value of the underlying segregated investments.

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

             SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS: The carrying amount approximates fair value.

             LONG-TERM DEBT AND NOTES PAYABLE: The fair value of long-term debt and notes payable is estimated using discounted cash flow calculations based on interest rates currently being offered for similar instruments.

             Refer to note 3 for additional information on fair value of financial instruments.

             RECLASSIFICATION

      The Company has reclassified the presentation of certain prior period information to conform to the 1998 presentation.

(2)   INVESTMENTS

             FIXED MATURITIES AND EQUITY SECURITIES

      The amortized cost and estimated fair value of fixed maturities and equity securities at December 31, 1998 and 1997 are as follows (in thousands):

                                                               1998
                                      --------------------------------------------------------
                                                          GROSS         GROSS       ESTIMATED
                                       AMORTIZED        UNREALIZED   UNREALIZED       FAIR
                                         COST             GAINS        LOSSES         VALUE
                                      -----------       ----------    --------      ----------
        Available for sale:
          U.S. Treasury securities    $    20,708            424            --          21,132
          Government agency
            obligations                 1,151,467        122,506       (11,176)      1,262,797
          Corporate securities          6,889,983        380,072      (164,130)      7,105,925
          Mortgage-backed securities    1,812,376         34,027       (38,553)      1,807,850
          Asset-backed securities         861,736         13,027        (4,184)        870,579
                                      -----------        -------      --------      ----------

              Total fixed maturities
                available for sale    $10,736,270        550,056      (218,043)     11,068,283
                                      ===========        =======      ========      ==========

        Equity securities             $    39,041          9,509            --          48,550
                                      ===========        =======      ========      ==========

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


                                                               1997
                                      --------------------------------------------------------
                                                          GROSS         GROSS       ESTIMATED
                                       AMORTIZED        UNREALIZED   UNREALIZED       FAIR
                                         COST             GAINS        LOSSES         VALUE
                                      -----------       ----------    --------      ----------
        Available for sale:
          U.S. Treasury securities     $   48,074          1,125          (27)         49,172
          Government agency
            obligations                   378,002         84,425       (1,281)        461,146

          Corporate securities          5,491,210        319,682      (45,790)      5,765,102
          Mortgage-backed securities    2,544,241         45,211      (17,832)      2,571,620
          Asset-backed securities         265,725          3,380         (626)        268,479
                                       ----------        -------      -------       ---------

              Total fixed maturities
                available for sale     $8,727,252        453,823      (65,556)      9,115,519
                                       ==========        =======      =======       =========
        Equity securities              $   23,558            653           --          24,211
                                       ==========        =======      =======       =========

      The Company manages its credit risk associated with fixed maturities by diversifying its portfolio. At December 31, 1998, the Company held no corporate debt securities or foreign government debt securities of a single issuer which had a carrying value in excess of ten percent of stockholders' equity.

      The amortized cost and estimated fair value of fixed maturity investments at December 31, 1998 are shown by contractual maturity for all securities except, U.S. Government agencies mortgage-backed securities which are distributed by maturity year based on the Company's estimate of the rate of future prepayments of principal over the remaining lives of the securities (in thousands). These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speed experience at the interest rate levels projected for the applicable underlying collateral and can be expected to vary from actual experience. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                             ESTIMATED
                                                           AMORTIZED            FAIR
                                                             COST              VALUE
                                                          ----------         ---------
        Due in one year or less                          $   201,267           201,307
        Due after one year through five years              1,794,887         1,821,575
        Due after five years through ten years             2,479,699         2,528,321
        Due after ten years through twenty years           4,448,041         4,709,231
        Mortgage-backed securities                         1,812,376         1,807,849
                                                         -----------        ----------

            Total                                        $10,736,270        11,068,283
                                                         ===========        ==========

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

      The sources of net investment income follow (in thousands):

                                           1998               1997              1996
                                        ----------           -------           -------
        Fixed maturities                $  744,347           561,709           464,512
        Mortgage loans                     188,775           194,504           171,781
        Real estate                         25,682            34,164            39,062
        Equity securities                    1,195             1,317               755
        Policy loans                       152,247           148,316           133,511
        Short-term investments              22,380            16,600            13,979
        Other                               18,938            13,943             9,705
                                        ----------           -------           -------

        Investment revenue               1,153,564           970,553           833,305
        Investment expenses                (17,726)          (25,011)          (26,422)
                                        ----------           -------           -------
            Net investment income       $1,135,838           945,542           806,883
                                        ==========           =======           =======

      Net realized gains (losses) from sales of investments consist of the following (in thousands):

                                                  1998              1997              1996
                                                 -------           -------           -------
        Fixed maturities:
          Realized gains                         $19,027            23,969            27,928
          Realized losses                        (13,978)          (16,796)          (10,398)
        Equity securities:
          Realized gains                           1,985             1,835             6,146
          Realized losses                           (164)           (1,457)             (288)
        Other investments, net                     6,776            20,987             1,143
                                                 -------           -------           -------
            Net realized investment gains        $13,646            28,538            24,531
                                                 =======           =======           =======

      Included in the net realized losses are permanent write-downs of approximately $5.5 million and $4.8 million during 1998 and 1997, respectively.

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


      A summary of the components of the net unrealized appreciation (depreciation) on invested assets carried at fair value is as follows (in thousands):

                                                                               1998            1997
                                                                             ---------       --------
        Unrealized appreciation (depreciation):
          Fixed maturities available for sale                                $ 332,015        388,267
          Equity securities and short-term investments                           9,561            658
          Derivatives                                                           (5,261)           888
        Effect of unrealized appreciation (depreciation) on:
          Deferred policy acquisition costs                                   (155,713)      (142,187)
          Present value of future profits                                         (473)        (2,901)
        Deferred income taxes                                                  (69,135)       (91,779)
        Other                                                                   (2,931)           139
        Minority interest, net of taxes                                        (19,561)       (24,341)
                                                                             ---------       --------
            Net unrealized appreciation                                      $  88,502        128,744
                                                                             =========       ========

      The Company has securities on deposit with various state insurance departments and regulatory authorities with an amortized cost of approximately $545.7 million and $346.6 million at December 31, 1998 and 1997, respectively.

             MORTGAGE LOANS

      The Company originates mortgage loans on income-producing properties, such as apartments, retail and office buildings, light warehouses, and light industrial facilities. Loan to value ratios at the time of loan approval are 75 percent or less. The Company minimizes risk through a thorough credit approval process and through geographic and property type diversification.

      The Company's mortgage loans were distributed as follows (in thousands):

                                            1998                              1997
                                 ---------------------------       ---------------------------
                                  CARRYING          PERCENT         CARRYING          PERCENT
                                   VALUE            OF TOTAL         VALUE            OF TOTAL
                                 ----------         --------       ----------         --------
        Arizona                  $  167,628            7.1%        $  156,453            7.2%
        California                  395,329           16.6            358,443           16.5
        Colorado                    228,096            9.6            228,797           10.5
        Florida                     171,608            7.2            153,174            7.0
        Georgia                     176,090            7.4            131,861            6.1
        Illinois                    162,168            6.8            155,184            7.1
        Maryland                    102,915            4.3            104,567            4.8
        Missouri                     93,528            3.9            100,815            4.6
        Texas                       197,375            8.3            191,619            8.8
        Washington                   99,615            4.2             84,140            3.9
        Other                       581,717           24.6            513,213           23.5
                                 ----------          -----         ----------          -----
            Subtotal              2,376,069          100.0%         2,178,266          100.0%
                                                     =====                             =====
        Valuation reserve           (38,527)                          (38,004)
                                 ----------                        ----------
            Total                $2,337,542                        $2,140,262
                                 ==========                        ==========

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


                                               1998                              1997
                                    ---------------------------       ---------------------------
                                     CARRYING          PERCENT         CARRYING          PERCENT
                                      VALUE            OF TOTAL         VALUE            OF TOTAL
                                    ----------         --------       ----------         --------
           Property type:
           Apartment                $   77,069            3.2%        $  101,038            4.6%
           Retail                      872,205           36.7            903,438           41.5
           Office building             747,824           31.5            622,185           28.6
           Industrial                  422,553           17.8            445,253           20.4
           Other commercial            256,418           10.8            106,352            4.9
                                    ----------          -----         ----------          -----

               Subtotal              2,376,069          100.0%         2,178,266          100.0%
                                                        =====                             =====

           Valuation reserve           (38,527)                          (38,004)
                                    ----------                        ----------

               Total                $2,337,542                        $2,140,262
                                    ==========                        ==========

      An impaired loan is measured at the present value of expected future cash flows or, alternatively, the observable market price or the fair value of the collateral.

      Mortgage loans which have been non-income producing for the preceding twelve months were $20.1 million and $8.7 million at December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, the recorded investment in mortgage loans that were considered impaired was $100.7 million and $119.7 million, respectively, with related allowances for credit losses of $12.6 million and $12.7 million, respectively. The average recorded investment in impaired loans during 1998 and 1997 was $110.2 million and $103.1 million, respectively.

      For the years ended December 31, 1998, 1997, and 1996, the Company recognized $6.8 million, $9.7 million, and $6.6 million, respectively, of interest income on those impaired loans, which included $7.0 million, $9.9 million, and $6.7 million, respectively, of interest income recognized using the cash basis method of income recognition.

      The Company has outstanding mortgage loan commitments as of December 31, 1998 totaling $429.5 million.

             SECURITIES LENDING

      The Company participates in a securities lending program. The amount on loan at December 31, 1998 was $122.5 million and was appropriately collateralized.

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

             DERIVATIVES

      The Company has a variety of reasons to use derivative instruments, such as to attempt to protect the Company against possible changes in the market value of its portfolio as a result of interest rate changes and to manage the portfolio's effective yield, maturity, and duration. The Company does not invest in derivatives for speculative purposes. Upon disposition, a realized gain or loss is recognized accordingly, except when exercising an option contract or taking delivery of a security underlying a futures contract. In these instances, the recognition of gain or loss is postponed until the disposal of the security underlying the option of futures contract.

      Summarized below are the specific types of derivative instruments used by the Company.

              INTEREST RATE SWAPS: The Company manages interest rate risk on certain contracts, primarily through the utilization of interest rate swaps. Under interest rate swaps, the Company agrees with counterparties to exchange, at specified intervals, the payments between floating and fixed-rate interest amounts calculated by reference to notional amounts. Net interest payments are recognized within net investment income in the consolidated statements of operations.

              At December 31, 1998, the Company had 35 outstanding interest rate swap agreements which expire at various dates through 2025. Under 15 of the agreements, the Company receives a fixed rate ranging from 5.79 percent to 7.57 percent on a notional amount of $80.5 million and pays a floating rate based on London Interbank Offered Rate (LIBOR). Under 19 outstanding interest rate swap agreements, the Company receives a floating rate based on LIBOR on a notional amount of $116.0 million and pays a fixed rate ranging from 3.13 percent to 8.56 percent. On the remaining swap agreement, the Company receives a floating rate based on LIBOR on a notional amount of $5 million and pays a floating rate based on LIBOR. The estimated fair value of the agreements at December 31, 1998 was a net loss of approximately $4.7 million, which is recognized in accumulated other comprehensive income.

              At December 31, 1997, the Company had 30 outstanding interest rate swap agreements which expire at various dates through 2025. Under 13 of the agreements, the Company receives a fixed rate ranging from 5.98 percent to 7.51 percent on a notional amount of $68.6 million and pays a floating rate based on LIBOR. Under the remaining 17 outstanding interest rate swap agreements, the Company receives a floating rate based on LIBOR on a notional amount of $93 million and pays a fixed rate ranging from
              6.50 percent to 8.56 percent. The estimated fair value of the agreements was a net loss of approximately $2.5 million, which is not recognized in accumulated other comprehensive income.

              CURRENCY SWAPS AND CROSS CURRENCY SWAPS: Under foreign currency swaps, the Company agrees with other parties to exchange at specified intervals, the difference between two currencies on an exchange rate basis the interest amounts calculated by reference to an agreed notional principal amount. Under cross currency swaps, the Company swaps the difference between two currencies and between floating and fixed-rate interest amounts calculated by reference to notional amounts. The Company uses this technique for foreign denominated assets to match dollar denominated liabilities of various fixed income products. Net interest payments are recognized within net investment income in the consolidated statements of operations.

                                                               (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

              The Company had one outstanding currency swap agreement and five outstanding cross currency swaps at December 31, 1998 and 1997, respectively, which expire at various dates through 2016. The notional amount was $34.2 million and $34.3 million, respectively. The 1998 estimated fair value of the agreements was a net loss of $5.5 million and is recognized in accumulated other comprehensive income and the 1997 net loss of $1.3 million is not recognized in accumulated other comprehensive income.

              TOTAL RETURN SWAP: The Company uses the total return swap to construct a structured product that resembles an equity linked note. The total return swap is used to obtain the equity participation. The Company agrees with other parties to pay at specified intervals, floating-rate interest amounts calculated by reference to an agreed notional principal amount. In return the Company receives equity participation, which is calculated by reference to an agreed equity market index and a notional principal amount. If the amount is positive at the termination date, the Company receives such amount. If the amount is negative at the termination date, the Company pays out such amount to the counterparty.

              At December 31, 1998, the Company had one outstanding total return swap which expires in 2028. The notional amount was $14.0 million and the estimated fair value of the agreement was a net profit of $1.9 million, which is recognized in accumulated other comprehensive income. At December 31, 1997, the Company held no return swap agreements.

              FUTURES: A futures contract is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. The Company generally invests in futures on U.S. Treasury Bonds, U.S. Treasury Notes, and the S&P 500 Index and typically closes the contract prior to the delivery date. These contracts are generally used to manage the portfolio's effective maturity and duration. The 1998 unrealized gain was recognized in accumulated other comprehensive income and the 1997 unrealized loss was not recognized in accumulated other comprehensive income.

              Futures contracts outstanding as of December 31, 1998 and 1997 were as follows (in thousands):

                               Net sold       Notional        Fair         Unrealized
                               position        amount         value        gain (loss)
        ------------------------------------------------------------------------------
        December 31, 1998        (259)        $33,117        $32,923           $194

        December 31, 1997        (510)        $51,000        $60,940          ($907)

              CALL OPTIONS: Currently, the Company buys both exchange-traded and over-the-counter options based on the S&P 500 Index to support equity indexed annuity contracts. An equity indexed annuity is a product under which contractholders receive a minimum guaranteed value and also participate in stock market appreciation. Options are marked to market value quarterly. The change in value is reflected in investment income to assure proper matching of the hedge to changes in the liability. At December 31, 1998 and 1997, the amounts involved were not material.

                                                              (Continued)

                 GENERAL AMERICAN LIFE INSURANCE COMPANY
                           AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

              PUT OPTION: The Company uses a put option to construct a structured product that resembles an equity linked note. A put option is used to hedge equity exposure that is associated with the total return swap. The put option helps protect the downside exposure. A lump sum payment is made at the outset. The notional amount of the put is based on the notional amount associated with the total return swap. The termination date for the put option is set to match the termination date of the total return swap. At December 31, 1998 and 1997, the amounts involved were not material.

              The Company is exposed to credit related risk in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. Where appropriate, master netting agreements are arranged and collateral is obtained in the form of rights to securities to lower the Company's exposure to credit risk. It is the Company's policy to deal only with highly rated companies. At December 31, 1998 and 1997, there were not any significant concentrations with counterparties.

(3)   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997. SFAS 107, Disclosures about the Fair Value of Financial Instruments, defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties (in thousands):

                                                          1998                           1997
                                               --------------------------      ------------------------
                                                CARRYING       ESTIMATED        CARRYING      ESTIMATED
                                                  VALUE        FAIR VALUE        VALUE       FAIR VALUE
                                               -----------     ----------      ---------     ----------
        Assets:
          Fixed maturities                     $11,068,283     11,068,283      9,115,519      9,115,519
          Mortgage loans                         2,337,542      2,472,485      2,140,262      2,333,895
          Policy loans                           2,151,028      2,151,028      2,073,152      2,073,152
          Short-term investments                   195,346        195,346        190,374        190,374
          Other invested assets                    457,645        457,645        243,921        243,921
          Separate account assets                5,287,456      5,287,456      4,118,860      4,118,860

        Liabilities:
          Policyholder account
            balances related to
            investment contracts               $ 6,675,466      6,781,053      6,696,690      6,608,068
          Long-term debt and
            notes payable                          221,850        235,367        214,477        222,419

          Separate account liabilities           5,267,553      5,267,553      4,112,666      4,112,666

                                                              (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

(4)  REINSURANCE

     The Company is a reinsurer to the life and health industry. The effect of reinsurance on premiums and other considerations is as follows (in thousands):

                                             1998        1997         1996
                                          ----------   ---------    ---------
     Direct                               $1,253,409   1,120,169    1,097,340
     Assumed                               1,422,262     996,861      827,171
     Ceded                                  (431,515)   (348,861)    (301,283)
                                          ----------   ---------    ---------

          Net insurance premiums and
            other considerations          $2,244,156   1,768,169    1,623,228
                                          ==========   =========    =========

     Reinsurance assumed represents approximately $313.7 billion, $212.5 billion, and $160.0 billion of insurance in force at December 31, 1998, 1997, and 1996, respectively. The amount of ceded insurance in force, including retrocession, was $31.4 billion, $50.4 billion, and $53.2 billion, for 1998, 1997, and 1996, respectively.

(5)  FEDERAL INCOME TAXES

     Income tax expense (benefit) attributable to income from operations consists of the following (in thousands):

                                                     1998            1997           1996
                                                    -------         ------         ------
     Current income tax expense                     $35,226         65,778         45,902
     Deferred income tax expense (benefit)           18,351           (113)        13,992
                                                    -------         ------         ------
       Provision for income taxes                   $53,577         65,665         59,894
                                                    =======         ======         ======

                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

     Income tax expense attributable to income from operations differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pre-tax income as a result of the following (in thousands):

                                                              1998           1997          1996
                                                            --------        ------        ------
     Computed "expected" tax expense                        $ 69,952        64,763        57,055
     Increase (decrease) in income tax resulting from:
       Surplus tax on mutual life insurance companies         (7,505)        5,325         4,777
       Foreign tax rate in excess of U.S. tax rate               752           556           941
       Tax preferred investment income                       (10,949)       (6,583)       (7,318)
       State tax net of federal benefit                        1,660           830           971
       Corporate owned life insurance                         (3,575)           --            --
       Foreign tax credit                                     (1,261)         (594)           --
       Goodwill amortization                                   1,471           956           895
       Difference in book vs. tax basis in
         domestic subsidiaries                                 2,751         2,166         2,230
           Other, net                                            281        (1,754)          343
                                                            --------        ------        ------

             Provision for income taxes                     $ 53,577        65,665        59,894
                                                            ========        ======        ======

     Total income taxes were allocated as follows (in thousands):

                                                              1998          1997          1996
                                                            --------       -------       -------
     Provision for income taxes                             $ 53,577        65,665        59,894
     Income tax from stockholder equity:
       Unrealized investment gain (loss) recognized
         for financial reporting purposes                    (22,619)       55,923       (24,612)
       Foreign currency translation                           (9,370)      (12,122)           --
       Other                                                  (1,357)         (437)       (1,023)
                                                            --------       -------       -------
             Total income tax                               $ 20,231       109,029        34,259
                                                            ========       =======       =======

                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1998 and 1997 are presented below (in thousands):

                                                                                  1998              1997
                                                                                --------           -------
     Deferred tax assets:
       Reserve for future policy benefits                                       $151,132           149,496
       Deferred acquisition costs capitalized for tax                            128,830           110,418
       Difference in basis of post retirement benefits                             7,747             6,846
       Net operating loss                                                         46,609            40,915
       Other, net                                                                127,891           132,354
                                                                                --------           -------

         Gross deferred tax assets                                               462,209           440,029

       Less valuation allowance                                                    1,338             1,150
                                                                                --------           -------

         Total deferred tax asset after valuation allowance                     $460,871           438,879
                                                                                ========           =======
     Deferred tax liabilities:
       Unrealized gain on investments                                           $ 96,554           123,971
       Deferred acquisition costs capitalized for financial reporting            274,483           282,714
       Other, net                                                                165,263           121,240
                                                                                --------           -------

         Total deferred tax liabilities                                          536,300           527,925
                                                                                --------           -------

         Net deferred tax liability                                             $ 75,429            89,046
                                                                                ========           =======

     The Company has not recognized a deferred tax liability for the undistributed earnings of its wholly owned domestic and foreign subsidiaries because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. This is because the unremitted earnings will not be repatriated in the foreseeable future, or because those unremitted earnings that may be repatriated will not be taxable through the application of tax planning strategies that management would utilize.

     As of December 31, 1998, the Company has provided for a 100 percent valuation allowance against the deferred tax asset related to the net operating losses of RGA's Australian, Argentine, and UK subsidiaries and NaviSys Insurance Solution's Mexican subsidiary. The Company has provided for a 50 percent valuation allowance against the deferred tax asset related to International Underwriting Services' net operating losses which were incurred in separate return limitation years. Based on income projections for future years, a 50 percent valuation allowance is appropriate. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

     At December 31, 1998, the Company had capital loss carryforwards of $0.2 million. During 1998, 1997, and 1996 the Company paid income taxes totaling approximately $59.6 million, $70.8 million, and $20.7 million, respectively. At December 31, 1998, the Company's subsidiaries had recognized deferred tax assets associated with net operating loss carryforwards of approximately $131.8 million. The net operating loss and capital losses are expected to be utilized during the period allowed for carryforwards.

(6)  DEFERRED POLICY ACQUISITION COSTS

     A summary of the policy acquisition costs deferred and amortized is as follows (in thousands):

                                                         1998           1997          1996
                                                       ---------      --------      --------
     Balance at beginning of year                      $ 695,253       652,251       526,939
     Transfer of present value of future profits              --        19,279            --
     Prior year adjustment due to change in
       reserving method                                     (225)           --            --
     Policy acquisition costs deferred                   332,899       267,008       206,790
     Policy acquisition costs amortized                 (280,061)     (211,979)     (182,038)
     Interest credited                                    39,421        40,843        38,944
     Deferred policy acquisition costs relating to
       change in unrealized (gain) loss on
       investments available for sale                    (13,525)      (72,149)       61,616
                                                       ---------      --------      --------

     Balance at end of year                            $ 773,762       695,253       652,251
                                                       =========      ========      ========

(7)  ASSOCIATE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

     The Company has a defined benefit plan covering substantially all associates. The benefits are based on years of service and each associate's compensation level. The Company's funding policy is to contribute annually the maximum amount deductible for federal income tax purposes. Contributions provide for benefits attributed to service to date and for those expected to be earned in the future.

     The Company also has several non-qualified, defined benefit, and defined contribution plans for directors and management associates. The plans are unfunded and are deductible for federal income tax purposes when the benefits are paid.

     In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. Alternatively, retirees may elect certain prepaid health care benefit plans.

     The Company uses the accrual method to account for the costs of its retiree plans and amortizes its transition obligation for retirees and fully eligible or vested employees over 20 years. The unamortized transition obligation was $14.4 million and $16.8 million at December 31, 1998 and 1997, respectively.

                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


     The Board of Directors has adopted an associate incentive plan applicable to full-time salaried associates with at least one year of service. Contributions to the plan are determined annually by the Board of Directors and are based upon salaries of eligible associates. Full vesting occurs after five years of continuous service. The Company's contribution to the plan was $10.4 million, $10.4 million, and $8.8 million for 1998, 1997, and 1996 respectively.

     The following tables summarize the Company's associate benefit plans and postretirement benefits (in thousands):

                                                             PENSION BENEFITS               OTHER BENEFITS
                                                         -----------------------         ---------------------
                                                           1998           1997            1998           1997
                                                         --------        -------         ------         ------
     Change in benefit obligation:
       Benefit obligation at beginning of year           $129,831        122,551         37,678         41,518
       Service cost                                         5,775          5,915          1,705          1,665
       Interest cost                                        9,269          8,597          2,898          2,488
       Participant contributions                               --             --            216            207
       Plan amendments                                       (423)          (547)        (1,317)            --
       Curtailments                                            --         (1,046)            --             --
       Benefits paid                                       (6,640)        (5,903)        (1,438)        (1,577)
       Actuarial (gain) or loss                            11,281            264          5,962         (6,623)
                                                         --------        -------         ------         ------
       Benefit obligation at end of year                 $149,093        129,831         45,704         37,678
                                                         ========        =======         ======         ======
     Change in plan assets:
       Fair value of plan assets at beginning
         of year                                          150,498        125,742             --             --
       Actual return on plan assets                        29,183         29,043             --             --
       Employer contributions                               1,703          1,616             --             --
       Benefits paid                                       (6,640)        (5,903)            --             --
                                                         --------        -------         ------         ------
       Fair value of plan assets at
         end of year                                     $174,744        150,498             --             --
                                                         ========        =======         ======         ======

                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

                                                               PENSION BENEFITS                    OTHER BENEFITS
                                                       --------------------------------    -------------------------------
                                                         1998        1997        1996       1998        1997       1996
                                                       --------     -------     -------    -------     -------     -------
     Reconciliation of funded status:
       Funded status                                   $ 25,652      20,668       3,192    (45,704)    (37,678)    (41,518)
       Unrecognized actuarial
         (gain) or loss                                 (14,455)     (8,237)      9,826     (1,862)     (7,824)     (1,361)
       Unrecognized transition
         obligation                                         298       1,098       1,396     14,404      16,766      17,884
       Unrecognized prior
         service cost                                      (780)     (2,184)       (580)        --          --          --
                                                       --------     -------     -------    -------     -------     -------
       Net amount recognized
         at end of year                                  10,715      11,345      13,834    (33,162)    (28,736)    (24,995)
                                                       --------     -------     -------    -------     -------     -------
     Amounts recognized in the
       statement of financial
       position consist of:
         Prepaid benefit cost                            37,921      35,850      35,335         --          --          --
         Accrued benefit liability                      (32,208)    (28,183)    (26,377)   (33,162)    (28,736)    (24,995)
         Intangible asset                                   869         868       1,608         --          --          --
         Accumulated other
           comprehensive loss                             4,133       2,810       3,268         --          --          --
                                                       --------     -------     -------    -------     -------     -------
         Net amount recognized
           at end of year                                10,715      11,345      13,834    (33,162)    (28,736)    (24,995)
                                                       --------     -------     -------    -------     -------     -------
     Other comprehensive loss
       (income) attributable to
       change in additional
       minimum liability recognition                   $  1,324        (458)        (84)        --          --          --
                                                       ========     =======     =======    =======     =======     =======

                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

                                                PENSION BENEFITS               OTHER BENEFITS
                                          ----------------------------    --------------------------
                                            1998      1997       1996      1998      1997      1996
                                          --------   -------   -------    ------    ------    ------
     Additional year-end information
       for plans with benefit obliga-
       tions in excess of plan assets:
         Benefit obligation               $ 36,587    32,239    29,077    45,704    37,378    41,518
         Fair value of plan assets              81        41        --        --        --        --
     Additional year-end information
       for pension plans with accumu-
       lated benefit obligations in
       excess of plan assets:
         Projected benefit obligation       36,587    32,239    29,077        --        --        --
         Accumulated benefit
           obligation                       32,078    28,019    26,241        --        --        --
         Fair value of plan assets              81        41        --        --        --        --
     Components of net periodic
       benefit cost:
         Service cost                        5,775     5,915     5,421     1,705     1,665     1,921
         Interest cost                       9,269     8,597     8,047     2,898     2,488     2,729
         Expected return on plan
           assets                          (13,261)  (11,108)  (10,447)       --        --        --
         Amortization of prior
           service cost                        (71)      (51)       58        --        --        --
         Amortization of transitional
           obligation                           98       298       338     1,045     1,118     1,118
         Recognized actuarial (gain)
           or loss                             432       455       491        --      (160)       --
                                          --------   -------   -------    ------    ------    ------
         Net periodic benefit cost        $  2,242     4,106     3,908     5,648     5,111     5,768
                                          ========   =======   =======    ======    ======    ======

      Additional loss recognized due to:
        Curtailment                             91        --        --        --        --        --
        Settlement                              --        --       192        --        --        --

      Weighted average assumptions
        as of December 31:
          Discount rate                       6.75%     7.25%     7.25%     6.75%     7.25%     7.25%
          Expected long-term rate of
            return on plan assets             9.00%     9.00%     9.25%       --        --        --
          Rate of compensation
            increase (qualified plan)         4.20%     4.20%     4.50%       --        --        --
                                          ========   =======   =======    ======    ======    ======

                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


     ASSUMED HEALTH CARE COST TREND: For measurement purposes, a 7.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate assumed to decrease gradually to 5 percent for 2000 and remain at that level thereafter.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                   ONE PERCENTAGE         ONE PERCENTAGE
                                                   POINT INCREASE         POINT DECREASE
                                                   --------------         --------------
     Effect on total service and interest cost
       components for 1998                             $  834                  (643)

     Effect on end of year 1998 postretirement
       benefit obligation                              $6,608                (5,272)

(8)  DEBT

     The Company's long-term debt and notes payable consist of the following (in millions):

                                                                           FACE VALUE AT
                                                                            DECEMBER 31,
                                                                          ----------------
              DESCRIPTION                    RATE         MATURITY        1998        1997
              -----------                    ----         --------        ----        ----
     Long-term debt:
       General American surplus note         7.625%     January 2024     $107.0       107.0
       RGA senior note                       7.250%       April 2006      100.0       100.0

     Notes payable:
       RGA Australia Hldgs.                  5.180%       April 1999        8.9         7.8
                                             =====      ============     ------       -----

         Total long-term debt and
           notes payable                                                 $215.9       214.8
                                                                         ======       =====

     The difference between the face value of debt and the carrying value per the consolidated balance sheets is unamortized discount.

     The Company's surplus note pays interest on January 15 and July 15 of each year. The note is not subject to redemption prior to maturity. Payment of principal and interest on the note may be made only with the approval of the Missouri Director of Insurance.

                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


     The RGA senior note pays interest semiannually on April 1 and October 1. The ability of RGA to make debt principal and interest payments as well as make dividend payments to shareholders is ultimately dependent on the earnings and surplus of its subsidiaries and the investment earnings on the undeployed debt proceeds. The transfer of funds from the insurance subsidiaries to RGA is subject to applicable insurance laws and regulations.

     Principal repayments are due in April 1999 and are expected to be renewed under the terms of the line of credit. This agreement contains various restrictive covenants which primarily pertain to limitations on the quality and types of investments, minimum requirements of net worth, and minimum rating requirements.

     Interest paid on debt during 1998, 1997, and 1996 amounted to $17.0 million, $20.0 million, and $19.9 million, respectively.

     As of December 31, 1998, the Company was in compliance with all covenants under its debt agreements.

(9)  COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, effective for years beginning after December 15, 1997. SFAS 130 establishes standards for reporting and display of comprehensive income but does not affect results of operations. Effective January 1, 1998, the Company adopted SFAS 130. The components of comprehensive income, other than net income, are as follows (in thousands):

                                                                 1998
                                                 -------------------------------------
                                                  BEFORE-         TAX          NET-OF-
                                                   TAX         (EXPENSE)        TAX
                                                  AMOUNT        BENEFIT        AMOUNT
                                                 --------       -------       --------
     Foreign currency translation adjustments    $(20,597)       7,200        (13,397)
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses)
         arising during period                    (56,603)      19,327        (37,276)
       Less reclassification adjustment
         for gains (losses) realized in
         net income                                 4,654       (1,688)         2,966
                                                 --------       ------        -------
           Net unrealized gains (losses)
             on securities                        (61,257)      21,015        (40,242)
     Minimum benefit liability                       (335)          --           (335)
                                                 --------       ------        -------
           Total other comprehensive
             (loss) income                       $(82,189)      28,215        (53,974)
                                                 ========       ======        =======

                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

                                                                     1997
                                                     -------------------------------------
                                                      BEFORE-         TAX          NET-OF-
                                                       TAX         (EXPENSE)        TAX
                                                      AMOUNT        BENEFIT        AMOUNT
                                                     --------       -------       --------

     Foreign currency translation adjustments        $(14,254)      10,583         (3,671)

     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses)
         arising during period                        132,329      (49,140)        83,189
       Less reclassification adjustment for gains
         (losses) realized in net income                7,432       (2,620)         4,812
                                                     --------      -------         ------
            Net unrealized gains (losses)
              on securities                           124,897      (46,520)        78,377
     Minimum benefit liability                            877           --            877
                                                     --------      -------         ------
            Total other comprehensive
              (loss) income                          $111,520      (35,937)        75,583
                                                     ========      =======         ======

                                                                     1996
                                                     -------------------------------------
                                                      BEFORE-         TAX          NET-OF-
                                                       TAX         (EXPENSE)        TAX
                                                      AMOUNT        BENEFIT        AMOUNT
                                                     --------       -------       --------
     Foreign currency translation adjustments        $ (1,543)          --         (1,543)
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses)
         arising during period                        (48,303)      16,081        (32,222)

       Less reclassification adjustment for gains
         (losses) realized in net income               23,033       (8,167)        14,866
                                                     --------       ------        -------
            Net unrealized gains (losses)
              on securities                           (71,336)      24,248        (47,088)

     Minimum benefit liability                         (1,074)          --         (1,074)
                                                     --------       ------        -------

            Total other comprehensive
              (loss) income                          $(73,953)      24,248        (49,705)
                                                     ========       ======        =======

     The following schedule reflects the change in net accumulated other comprehensive (loss) income for the periods ending
     December 31, 1998 and 1997 (in thousands):

                                                      BALANCE      CURRENT     BALANCE
                                                       AS OF        PERIOD      AS OF
                                                      12/31/97      CHANGE     12/31/98
                                                      --------     -------     --------
     Foreign currency translation adjustments         $(19,481)    (13,397)    (32,878)
     Unrealized gains (losses) on securities           128,744     (40,242)     88,502
     Minimum benefit liability                          (2,380)       (335)     (2,715)
                                                      --------     -------     -------

            Total accumulated other comprehensive
              (loss) income                           $106,883     (53,974)     52,909
                                                      ========     =======      ======


                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997

                                                      BALANCE      CURRENT     BALANCE
                                                       AS OF       PERIOD       AS OF
                                                     12/31/96      CHANGE     12/31/97
                                                     --------      ------     --------
     Foreign currency translation adjustments        $(15,810)     (3,671)    (19,481)
     Unrealized gains on securities                    50,367      78,377     128,744
     Minimum benefit liability                         (3,257)        877      (2,380)
                                                     --------      ------     -------

            Total accumulated other comprehensive
              income                                 $ 31,300      75,583     106,883
                                                     ========      ======     =======

(10) REGULATORY MATTERS

     The Company, as well as its insurance subsidiaries, are subject to financial statement filing requirements in their respective states of domicile, as well as the states in which they transact business. Such financial statements, generally referred to as statutory financial statements, are prepared on a basis of accounting which varies in some respects from GAAP. Statutory accounting practices include: (1) charging of policy acquisition costs to income as incurred; (2) establishment of a liability for future policy benefits computed using required valuation standards; (3) nonprovision of deferred federal income taxes resulting from temporary differences between financial reporting and tax bases of assets and liabilities; (4) recognition of statutory liabilities for asset impairments and yield stabilization on fixed maturity dispositions prior to maturity with asset valuation reserves based on statutorily determined formulas; and (5) valuation of investments in bonds at amortized cost.

     Combined net income and policyholders' surplus of the Company and its insurance subsidiaries, for the years ended and at December 31, 1998, 1997, and 1996, as determined in accordance with statutory accounting practices, are as follows (in thousands):

                                                   1998         1997        1996
                                                ----------     -------     -------
     Net income                                 $   60,793      39,737      18,464
     Policyholders' surplus                      1,147,411     844,110     636,260
                                                ==========     =======     =======

     Under Risk-Based Capital (RBC) requirements, the Company and its insurance subsidiaries are required to measure their solvency against certain parameters. As of December 31, 1998, the Company and its insurance subsidiaries exceeded the established RBC minimums. In addition, the Company and its insurance subsidiaries exceeded the minimum statutory capital and surplus requirements of their respective states of domicile.

     The Company's life insurance subsidiaries are subject to limitations on the payment of dividends to the Company. Generally, dividends during any year may not be paid without prior regulatory approval, in excess of the lessor of (and with respect to life and health subsidiaries in Missouri, in excess of the greater of): (a) ten percent of the insurance subsidiaries' statutory surplus as of the preceding December 31 or (b) the insurance subsidiaries' statutory gain from operations for the preceding year.


                                                            (Continued)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                             AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1998 and 1997


(11) PARTICIPATING POLICIES AND DIVIDENDS TO POLICYHOLDERS

     Over 22.8 percent and 27.5 percent of the Company's business in force relates to participating policies as of December 31, 1998 and 1997, respectively. These participating policies allow the policyholders to receive dividends based on actual interest, mortality, and expense experience for the related policies. These dividends are distributed to the policyholders through an annual dividend, using current dividend scales which are approved by the Board of Directors.

(12) CONTINGENT LIABILITIES

     The Company was named as a defendant in a lawsuit that was filed in 1996 in Arizona State Court. The lawsuit claimed benefits under a disability policy and damages for bad faith termination of such benefits. In November 1998, the jury entered a verdict against the Company, awarding the plaintiff approximately $59 million in damages, including $58 million in punitive damages. In January 1999, the Company filed a motion for judgment notwithstanding the verdict, a motion for a new trial, and a request for reduction of the punitive damages awarded. The Company intends to press vigorously for the Court to eliminate the bad faith claim, reduce the punitive damage award, grant a new trial, and vigorously appeal the verdict if it is allowed to stand.

     The Company was named as defendant in the following purported class action lawsuits: Chain v. General American Life Insurance Company (filed in the U.S. District Court for the Northern District of Mississippi in 1996); Newburg Trust v. General American Life Insurance Company (filed in the U.S. District Court for the District of Massachusetts in 1996); and Ludwig, Sippil, D'Allesandro and Cunningham v. General American Life Insurance Company (filed in the U.S. District Court for the Southern District of Illinois in 1997). These lawsuits allege that the Company engaged in deceptive sales practices in connection with the sale of certain life insurance policies. None of these lawsuits has been certified as a class action. Although the claims asserted in each lawsuit are not identical, the plaintiffs seek unspecified actual and punitive damages under similar claims, including breach of contract, fraud, intentional or negligent misrepresentation, breach of fiduciary duty, and unjust enrichment. The Company filed a motion to dismiss all of the claims in each of the lawsuits.
     The Court in each of these lawsuits has dismissed certain of the plaintiffs' claims while allowing others to proceed. These three cases have been consolidated with one individual case in the U.S. District Court for the Eastern District of Missouri. The Company intends to oppose these lawsuits vigorously.

     In addition to the matters discussed above, the Company is involved in pending and threatened litigation in the normal course of its business. While the outcome of these matters cannot be predicted with certainty, at the present time and based on information currently available, management does not believe that the Company's liability arising from pending or threatened litigation will have a material adverse affect on the Company's financial condition or results of operations.

(13) SUBSEQUENT EVENTS

     On January 28, 1999, the Board of Directors of GenAmerica
     Corporation authorized the development of a demutualization plan for GAMHC to convert from a mutual holding company to a publicly traded stock company. The demutualization plan will be subject to approval by the Board of Directors, regulators, and policyholders.

                          Independent Auditors' Report

The Board of Directors
General American Life Insurance Company
and Contractholders of General American
Separate Account Two:

We have audited the statements of assets and liabilities, including the schedule of investments, of the S & P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, Equity- Income, Growth, and Overseas Fund Divisions of General American Separate Account Two as of December 31, 1998, and the related statements of operations for the year then ended, changes in net assets for each of the years in the two year period then ended, and financial highlights information for the periods presented. These financial statements and financial highlights information are the responsibility of the management of General American Separate Account Two. Our responsibility is to express an opinion on these financial statements and financial highlights information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investments owned as of December 31, 1998, were verified by audit of the statements of assets and liabilities of the underlying portfolios of General American Capital Company and confirmation by correspondence with respect to the Variable Insurance Products Fund sponsored by Fidelity Investments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights information referred to above present fairly, in all material respects, the financial position of the S & P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, Equity-Income, Growth, and Overseas Fund Divisions of General American Separate Account Two as of December 31, 1998, the results of their operations for the year then ended, the changes in their net assets for each of the years in the two year period then ended , and financial highlights information for the periods presented, in conformity with generally accepted accounting principles.

                                                                        KPMG LLP
St. Louis, Missouri
February 12, 1999


                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 1998

                                                                                    S & P 500                     MONEY
                                                                                      INDEX                       MARKET
                                                                                  FUND DIVISION               FUND DIVISION
                                                                               ---------------------       ---------------------
Assets:
  Investments in General American Capital Company,
    at market value (see Schedule of Investments)                            $           73,937,535      $            3,458,843

                                                                               ---------------------       ---------------------

      Total assets                                                                       73,937,535                   3,458,843
                                                                               ---------------------       ---------------------

Liabilities:
  Payable to General American Life
    Insurance Company                                                                       359,402                     102,936
                                                                               ---------------------       ---------------------

      Total net assets                                                       $           73,578,133      $            3,355,907
                                                                               =====================       =====================

     Net assets represented by:
  Tax sheltered annuities in accumulation period                                         54,623,366                   2,046,952
  Individually purchased annuities in accumulation period                                18,954,767                   1,308,955
  Variable annuities in payment period                                                            0                           0
                                                                               ---------------------       ---------------------

      Total net assets                                                       $           73,578,133      $            3,355,907
                                                                               =====================       =====================


Tax sheltered units held - 88 Series                                                        986,856                     123,523
Individually purchased units held - 88 Series                                               342,447                      78,989
Tax sheltered units held - 82 Series                                                        --                          --
Individually purchased units held - 82 Series                                               --                          --

Tax sheltered accumulation unit value - 88 Series                            $                55.35      $                16.57
Individually purchased accumulation unit value - 88 Series                                    55.35                       16.57
Tax sheltered accumulation unit value - 82 Series                                           --                          --
Individually purchased accumulation unit value - 82 Series                                  --                          --

Cost of investments                                                          $           48,232,980      $            3,534,896
                                                                               =====================       =====================

See accompanying notes to financial statements.


           BOND                      MANAGED                       ASSET
          INDEX                       EQUITY                     ALLOCATION
      FUND DIVISION               FUND DIVISION                FUND DIVISION
   ---------------------       ---------------------        ---------------------

 $            5,779,017      $           24,149,175       $           22,412,431

   ---------------------       ---------------------        ---------------------

              5,779,017                  24,149,175                   22,412,431
   ---------------------       ---------------------        ---------------------



                 22,569                      14,190                       67,755
   ---------------------       ---------------------        ---------------------

 $            5,756,448      $           24,134,985       $           22,344,676
   =====================       =====================        =====================


              4,185,132                  24,003,865                   16,139,849
              1,571,316                      90,579                    6,204,827
                      0                      40,541                            0
   ---------------------       ---------------------        ---------------------

 $            5,756,448      $           24,134,985       $           22,344,676
   =====================       =====================        =====================


                199,586                     266,033                      487,279
                 74,935                      53,862                      187,330
                --                          125,802                      --
                --                            1,008                      --

 $                20.97      $                42.70       $                33.12
                  20.97                       42.70                        33.12
                --                            82.60                      --
                --                            89.89                      --

 $            5,658,374      $           21,214,142       $           18,809,547
   =====================       =====================        =====================

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                STATEMENTS OF ASSETS AND LIABILITIES (continued)
                                DECEMBER 31, 1998


                                                                          EQUITY- INCOME                  GROWTH
                                                                          FUND DIVISION                FUND DIVISION
                                                                       ---------------------       ----------------------
Assets:
  Investments in Fidelity Variable Insurance Products
    Fund, at market value (see Schedule of Investments)              $           27,457,497      $            37,409,371

                                                                       ---------------------       ----------------------


      Total assets                                                               27,457,497                   37,409,371
                                                                       ---------------------       ----------------------

Liabilities:
  Payable to General American Life
    Insurance Company                                                               112,820                       19,712
                                                                       ---------------------       ----------------------

      Total net assets                                               $           27,344,677      $            37,389,659
                                                                       =====================       ======================

Net assets represented by:
  Tax sheltered annuities in accumulation period                                 19,450,612                   28,694,829
  Individually purchased annuities in accumulation period                         7,894,065                    8,694,830
  Variable annuities in payment period                                                    0                            0
                                                                       ---------------------       ----------------------

      Total net assets                                               $           27,344,677      $            37,389,659
                                                                       =====================       ======================


Tax sheltered units held - 88 Series                                                868,148                    1,127,328
Individually purchased units held - 88 Series                                       352,340                      341,592
Tax sheltered units held - 82 Series                                                --                          --
Individually purchased units held - 82 Series                                       --                          --

Tax sheltered accumulation unit value - 88 Series                    $                22.41      $                 25.45
Individually purchased accumulation unit value - 88 Series                            22.41                        25.45
Tax sheltered accumulation unit value - 82 Series                                   --                          --
Individually purchased accumulation unit value - 82 Series                          --                          --

Cost of investments                                                  $           21,852,397      $            26,171,457
                                                                       =====================       ======================

See accompanying notes to financial statements.

          OVERSEAS
       FUND DIVISION
    ---------------------
  $            6,853,414

    ---------------------


               6,853,414
    ---------------------



                  87,545
    ---------------------

  $            6,765,869
    =====================


               5,299,578
               1,466,291
                       0
    ---------------------

  $            6,765,869
    =====================


                 354,955
                  98,209
                 --
                 --

  $                14.93
                   14.93
                 --
                 --

  $            6,213,911
    =====================


                     GENERAL AMERICAN SEPARATE ACCOUNT TWO
                            STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                    S & P 500                     MONEY
                                                                                      INDEX                       MARKET
                                                                                  FUND DIVISION               FUND DIVISION
                                                                               ---------------------       ---------------------

Investment  income*                                                          $          --               $          --

Expenses:

  Mortality and expense charge                                                             (650,414)                    (30,761)
                                                                               ---------------------       ---------------------
      Net investment expense                                                               (650,414)                    (30,761)
                                                                               ---------------------       ---------------------

Net realized gain on investments:
  Realized gain from distributions                                                        4,333,989                     178,728
  Realized gain on sales                                                                  5,014,580                      46,891
                                                                               ---------------------       ---------------------
      Net realized gain on investments                                                    9,348,569                     225,619
                                                                               ---------------------       ---------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
    beginning of year                                                                    18,854,750                     (18,321)
                                                                               ---------------------       ---------------------
  Unrealized gain (loss) on investments, end of year                                     25,704,555                     (76,053)
                                                                               ---------------------       ---------------------
      Net unrealized gain (loss) on investments                                           6,849,805                     (57,732)
                                                                               ---------------------       ---------------------

        Net gain on investments                                                          16,198,374                     167,887
                                                                               ---------------------       ---------------------

Net increase in net assets resulting
  from operations                                                            $           15,547,960      $              137,126
                                                                               =====================       =====================




*See Note 2C

See accompanying notes to financial statements.




           BOND                      MANAGED                       ASSET
          INDEX                       EQUITY                     ALLOCATION
      FUND DIVISION               FUND DIVISION                FUND DIVISION
   ---------------------       ---------------------        ---------------------

 $          --               $          --                $          --


                (54,543)                   (223,158)                    (203,860)
   ---------------------       ---------------------        ---------------------
                (54,543)                   (223,158)                    (203,860)
   ---------------------       ---------------------        ---------------------


                318,185                   2,805,178                    1,948,079
                 43,907                     829,696                      567,655
   ---------------------       ---------------------        ---------------------
                362,092                   3,634,874                    2,515,734
   ---------------------       ---------------------        ---------------------



                 31,607                   3,498,658                    2,689,912
   ---------------------       ---------------------        ---------------------
                120,643                   2,935,033                    3,602,884
   ---------------------       ---------------------        ---------------------
                 89,036                    (563,625)                     912,972
   ---------------------       ---------------------        ---------------------

                451,128                   3,071,249                    3,428,706
   ---------------------       ---------------------        ---------------------


 $              396,585      $            2,848,091       $            3,224,846
   =====================       =====================        =====================


                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                      STATEMENTS OF OPERATIONS (continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                       EQUITY-INCOME                   GROWTH
                                                                       FUND DIVISION                FUND DIVISION
                                                                    ---------------------       ----------------------
Investment  income:

  Dividend income *                                               $              342,191      $               134,543

Expenses:
  Mortality and expense charge                                                  (260,566)                    (305,459)
                                                                    ---------------------       ----------------------
      Net investment income (expense)                                             81,625                     (170,916)
                                                                    ---------------------       ----------------------

Net realized gain on investments:
  Realized gain from distributions                                             1,217,796                    3,519,371
  Realized gain on sales                                                         938,387                    1,012,887
                                                                    ---------------------       ----------------------
      Net realized gain on investments                                         2,156,183                    4,532,258
                                                                    ---------------------       ----------------------

Net unrealized gain on investments:
  Unrealized gain on investments,
    beginning of year                                                          5,292,349                    5,431,769
                                                                    ---------------------       ----------------------
  Unrealized gain on investments, end of year                                  5,605,100                   11,237,914
                                                                    ---------------------       ----------------------
      Net unrealized gain on investments                                         312,751                    5,806,145
                                                                    ---------------------       ----------------------

        Net gain on investments                                                2,468,934                   10,338,403
                                                                    ---------------------       ----------------------

Net increase in net assets resulting
  from operations                                                 $            2,550,559      $            10,167,487
                                                                    =====================       ======================




*See Note 2C




See accompanying notes to financial statements.



           OVERSEAS
        FUND DIVISION
     ---------------------
   $              128,360


                  (68,094)
     ---------------------
                   60,266
     ---------------------


                  378,326
                  239,759
     ---------------------
                  618,085
     ---------------------



                  590,415
     ---------------------
                  639,503
     ---------------------
                   49,088
     ---------------------

                  667,173
     ---------------------


   $              727,439
     =====================



*See Note 2C
See accompanying notes to financial statements



                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                                                     S & P 500                               MONEY
                                                                       INDEX                                MARKET
                                                                   FUND DIVISION                         FUND DIVISION
                                                     -----------------------------------   --------------------------------
                                                          1998               1997              1998              1997
                                                     ----------------   ----------------   --------------    --------------
Operations:

  Net investment expense                           $        (650,414) $        (480,811) $       (30,761)  $       (26,955)
  Net realized gain on investments                         9,348,569          4,278,796          225,619           107,055
  Net unrealized gain (loss) on investments                6,849,805          8,888,358          (57,732)           42,744
                                                     ----------------   ----------------   --------------    --------------
    Net increase in net assets
      resulting from operations                           15,547,960         12,686,343          137,126           122,844

Net deposits into (withdrawals from)
   Separate Account                                        1,283,048          6,489,502          436,791           (51,313)
                                                     ----------------   ----------------   --------------    --------------
    Increase in net assets                                16,831,008         19,175,845          573,917            71,531

Net assets, beginning of year                             56,747,125         37,571,280        2,781,990         2,710,459

Net assets, end of year                            $      73,578,133  $      56,747,125  $     3,355,907   $     2,781,990
                                                     ================   ================   ==============    ==============

See accompanying notes to financial statements.


                    BOND                                  MANAGED                              ASSET
                   INDEX                                  EQUITY                            ALLOCATION
                  FUND DIVISION                         FUND DIVISION                      FUND DIVISION
    -------------------------------    -----------------------------------   -----------------------------------
        1998             1997               1998               1997               1998                1997
    --------------   --------------    ---------------    ----------------   ----------------    ---------------


  $       (54,543) $       (41,815)  $       (223,158)  $        (203,453) $        (203,860)  $       (166,957)
          362,092          160,851          3,634,874           1,998,652          2,515,734          1,136,376
           89,036          211,890           (563,625)          2,373,217            912,972          1,671,811
    --------------   --------------    ---------------    ----------------   ----------------    ---------------

          396,585          330,926          2,848,091           4,168,416          3,224,846          2,641,230


          596,366          226,314         (1,909,564)            579,352           (266,538)         3,375,210
    --------------   --------------    ---------------    ----------------   ----------------    ---------------
          992,951          557,240            938,527           4,747,768          2,958,308          6,016,440

        4,763,497        4,206,257         23,196,458          18,448,690         19,386,368         13,369,928

  $     5,756,448  $     4,763,497   $     24,134,985   $      23,196,458  $      22,344,676   $     19,386,368
    ==============   ==============    ===============    ================   ================    ===============


See accompanying notes to financial statements.


                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                 STATEMENTS OF CHANGES IN NET ASSETS (continued)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                  EQUITY-INCOME
                                                                                  FUND DIVISION
                                                                        -----------------------------------
                                                                             1998               1997
                                                                        ----------------   ----------------
Operations:

  Net investment income (expense)                                     $          81,625  $          90,644
  Net realized gain on investments                                            2,156,183          2,347,737
  Net unrealized gain (loss) on investments                                     312,751          2,516,915
                                                                        ----------------   ----------------
    Increase in net assets resulting
      from operations                                                         2,550,559          4,955,296

Net deposits (withdrawls) into Separate Account                                 695,101          1,834,497
                                                                        ----------------   ----------------
    Increase in net assets                                                    3,245,660          6,789,793

Net assets, beginning of year                                                24,099,017         17,309,224

Net assets, end of year                                               $      27,344,677  $      24,099,017
                                                                        ================   ================

See accompanying notes to financial statements.


                     GROWTH                                     OVERSEAS
                 FUND DIVISION                               FUND DIVISION
       -----------------------------------         -----------------------------------
            1998               1997                     1998               1997
       ----------------   ----------------         ----------------   ----------------


     $        (170,916) $         (98,156)       $          60,266  $          34,761
             4,532,258          2,374,930                  618,085            637,960
             5,806,145          2,510,768                   49,088            (70,887)
       ----------------   ----------------         ----------------   ----------------

            10,167,487          4,787,542                  727,439            601,834

             1,296,367          1,017,526                 (469,743)           415,281
       ----------------   ----------------         ----------------   ----------------
            11,463,854          5,805,068                  257,696          1,017,115

            25,925,805         20,120,737                6,508,173          5,491,058

     $      37,389,659  $      25,925,805        $       6,765,869  $       6,508,173
       ================   ================         ================   ================


See accompanying notes to financial statements.

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

Note 1 - Organization

General American Life Insurance Company (General American) markets life insurance and health and pension arrangements to the public. General American Separate Account Two (the Separate Account) is a part of General American and is available to tax qualified and non-tax qualified retirement plans for investment purposes in variable annuity contracts. The Separate Account was reorganized as a unit investment trust, registered under the Investment Company Act of 1940, pursuant to a plan of reorganization approved by its contractholders on February 23, 1988. To provide Separate Account contractholders the opportunity to invest in a more diversified mutual fund portfolio, four additional fund divisions were also established on this date. Existing contractholders' units in the Separate Account remained unchanged after the reorganization.

Each Fund Division invests exclusively in shares of a single fund of either General American Capital Company (the Capital Company) or Variable Insurance Products Fund, which are open-end diversified management investment companies. The funds of the General American Capital Company, sponsored by General American, are the S & P 500 Index Fund, Money Market Fund, Bond Index Fund, Managed Equity Fund, and Asset Allocation Fund Divisions. The name of the Bond Index Fund was changed from the Intermediate Bond Fund effective October 1, 1992. The name change reflected a change in investment policies and objectives of the Fund. The name of the S & P 500 Index Fund was changed from the Equity Index Fund effective May 1, 1994. The funds of the Variable Insurance Products Fund, sponsored by Fidelity Investments, are the Equity-Income, Growth, and the Overseas Fund Divisions. Contractholders have the option of directing their deposits into one or all of these Funds as well as into the general account of General American. The unit values for the Separate Account 88 Series for the above divisions began at $10.00 on May 16, 1988 (date of first deposits into these fund divisions), except for the Managed Equity Fund Division, which began at $10.00 on February 23, 1988; the Equity-Income and Growth Fund Divisions which began at $10.00 on January 6, 1994; and the Overseas Fund Division which began at $10.00 on January 11, 1994.

Note 2 - Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.


                                                                     (Continued)

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                          NOTES TO FINANCIAL STATEMENTS

A.    Investments

             The Separate Account's investments in the eight Funds are valued daily based on the net asset values of the respective Fund shares held as reported to General American by General American Capital Company and Variable Insurance Products. The specific identification method is used in determining the cost of shares sold on withdrawals by the Separate Account. Share transactions are recorded on the trade date, which is the same as the settlement date.


B.     Federal Income Taxes

             Under current Federal income tax law, the investment income and capital gains from sales of investments of the Separate Account are not taxable. Therefore, no Federal income tax expense has been provided.

C.     Distribution of Income and Realized Capital Gains

             General American Capital Company follows the federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized gains are deemed to be passed through to the Separate Account. As a result, General American Capital Company does not pay any dividends or capital gain distributions. During December of each year, accumulated investment income and capital gains of the underlying Capital Company Fund are allocated to the Separate Account by increasing the cost basis and recognizing a capital gain in the Separate Account. This adjustment has no impact on the net assets of the Separate Account.

             The Variable Insurance Products Funds intends to pay out all of its net investment income and net realized capital gains for each year. Dividends from the funds are distributed at least annually on a per share basis and are recorded on the ex dividend date. Normally, net realized capital gains, if any, are distributed each year for each fund. Such income and capital gain distributions are automatically reinvested in additional shares of the funds.

                                                                     (Continued)

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                          NOTES TO FINANCIAL STATEMENTS


D.     Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.


Note 3 - Policy Charges

General American assumes the mortality and expense risks and provides certain administrative services related to operating the Separate Account, for which the Separate Account is charged a daily rate of .002740% of net assets of each Fund Division of the Separate Account, which equals an annual rate of 1% for those net assets. For contracts issued prior to the date of reorganization and invested in the Managed Equity Fund, daily adjustments to values in the Separate Account are made to offset fully the effect of a .10% administrative fee charged to the Managed Equity Fund by General American. Since the Separate Account invests in shares of the Capital Company, as opposed to direct investments in publicly traded common stocks, the Separate Account is not charged an investment advisory fee.

Under Separate Account contractual arrangements, General American is entitled to collect payment for sale charges and annuity taxes. Variable annuity contracts written prior to May 1, 1982 have a front-end sales charge of 4.75% applied to each contribution. Contracts written after April 30, 1982 are subject to a contingent deferred sales charge upon surrender of the contract or partial withdrawal of funds on deposit. The sales charge is 9% during the first contract year, decreasing by 1% per year thereafter; the contingent deferred sales charge is waived in the event of death, disability or annuitization after the fifth contract year. The amount of sales charges, transfer charges, surrender charges and premium taxes for 1998 and 1997 are disclosed in Note 6.

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                          NOTES TO FINANCIAL STATEMENT

Note 4 - Purchases and Sales of Capital Company Shares

During the year ended December 31, 1998, purchases including net realized gain and income from distribution and proceeds from sales of General American Capital Company shares were as follows:

                    S & P 500          Money                                 Managed               Asset
                      Index            Market           Bond Index            Equity            Allocation
                      Fund              Fund               Fund                Fund                Fund
 Purchases        $14,897,804       $ 2,848,509        $ 1,861,643         $ 4,526,574          $ 3,864,126
                  ============      ===========        ===========         ===========          ===========

 Sales             $9,404,039       $ 2,161,339         $ 991,529          $ 3,770,776          $ 2,612,218
                   ===========      ===========         =========          ===========          ===========

During  the  year  ended  December  31,  1998,   purchases  (including  dividend
reinvestment) and proceeds from sales of Variable Insurance Products Fund shares were as follows:

                     Equity-
                      Income           Growth            Overseas
                       Fund             Fund               Fund
Purchases          $ 4,962,087       $ 7,325,722        $ 1,371,963
                   ============      ===========        ===========

Sales              $ 2,609,206       $ 2,437,778        $ 1,236,003
                   ===========       ===========        ===========

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


Note 5 - Accumulation Unit Activity

The following is a summary of the accumulation unit activity for the year ended December 31, 1998 and 1997 (in thousands):



                                                   S & P 500 INDEX             MONEY MARKET                 BOND INDEX
                                                    FUND DIVISION               FUND DIVISION             FUND DIVISION
                                                   -----------------------     ---------------------     -----------------------

     Tax sheltered annuities:                        1998         1997           1998        1997           1998         1997
                                                   ---------   -----------     ---------   ---------     -----------    --------

Net deposits                                            236           268           123          89              61          41
Net withdrawals                                        (184)         (141)         (101)       (104)            (24)        (41)
Outstanding units, beginning of year                    935           808           102         117             163         163
                                                        ---           ---           ---         ---             ---         ---

  Outstanding units, end of year                        987           935           124         102             200         163
                                                        ===           ===           ===         ===             ===         ===



Individually purchased annuities:


Net deposits                                             53            70            54          54              19          36
Net withdrawals                                         (77)          (29)          (49)        (42)            (25)        (25)
Outstanding units, beginning of year                    366           325            74          62              81          70
                                                        ---           ---            --          --              --          --

  Outstanding units, end of year                        342           366            79          74              75          81
                                                        ===           ===            ==          ==              ==          ==

                       MANAGED EQUITY                   ASSET ALLOCATION
                          FUND DIVISION                     FUND DIVISION
  -------------------------------------------------     ----------------------------
               88 Series                 Other
    1998        1997          1998         1997            1998            1997
  ----------  ----------    ----------  -----------     ------------    ------------

         33          77             7            9               63             179
        (47)        (37)          (17)         (26)             (72)            (58)
        280         240           136          153              496             375
        ---         ---           ---          ---              ---             ---

        266         280           126          136              487             496
        ===         ===           ===          ===              ===             ===






         10          14             0            0               17              30
        (23)         (5)           (1)           0              (17)            (21)
         67          58             2            2              187             178
         --          --             -            -              ---             ---

         54          67             1            2              187             187
         ==          ==             =            =              ===             ===

                                                             (continued)

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


Note 5 - Accumulation Unit Activity (continued)

The following is a summary of the accumulation unit activity for the year ended December 31, 1998 and 1997 (in thousands):



                                                             EQUITY-INCOME                                   GROWTH
                                                              FUND DIVISION                               FUND DIVISION
                                                   -----------------------------------         -----------------------------------

Tax sheltered annuities:                                1998               1997                     1998               1997
                                                   ----------------   ----------------         ----------------   ----------------

Net deposits                                                   161                215                      205                291
Net withdrawals                                               (131)              (144)                    (142)              (201)
Outstanding units, beginning of year                           838                767                    1,064                974
                                                               ---                ---                    -----                ---

Outstanding units, end of year                                 868                838                    1,127              1,064
                                                               ===                ===                    =====              =====



Individually purchased annuities:


Net deposits                                                    51                 70                       50                 75
Net withdrawals                                                (50)               (36)                     (51)               (94)
Outstanding units, beginning of year                           351                317                      343                362
                                                               ---                ---                      ---                ---

Outstanding units, end of year                                 352                351                      342                343
                                                               ===                ===                      ===                ===

                    OVERSEAS
                  FUND DIVISION
       -----------------------------------

            1998               1997
       ----------------   ----------------

                    60                140
                   (68)              (123)
                   363                346
                   ---                ---

                   355                363
                   ===                ===





                    11                 26
                   (37)                (9)
                   124                107
                   ---                ---

                    98                124
                    ==                ===

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

Note 6 - Summary of Gross and Net Deposits into Separate Account

Deposits into the Separate Account are used to purchase shares in the Capital Company or Fidelity's Variable Insurance Products Funds. Net deposits represent the amounts available for investment in such shares after the deduction of sales charges, premium taxes, transfer charges, and surrender charges.



                                                              S & P 500 INDEX                        MONEY MARKET
                                                               FUND DIVISION                         FUND DIVISION
                                                       -----------------------------------------------------------------------------

Tax sheltered annuities:                                   1998             1997                      1998              1997
                                                       --------------   --------------            --------------    --------------

Total gross deposits                                 $     6,468,331  $     4,992,488           $       551,562   $       531,080
Transfers between fund divisions
     and General American                                  1,266,937        2,216,752                   309,709          (559,259)
Surrenders and withdrawals                                (5,208,621)      (2,348,697)                 (514,215)         (207,516)
                                                       --------------   --------------            --------------    --------------
Total gross deposits, transfers, and
     surrenders between fund divisions                     2,526,647        4,860,543                   347,056          (235,695)

Deductions:
Sales charges and premium taxes                                  541              565                        33                25
Transfer charges                                                   0                0                         0                 0
Surrender charges                                             39,730           18,035                     2,941             5,180
                                                       --------------   --------------            --------------    --------------
                                                              40,271           18,600                     2,974             5,205
Total deposits into (withdrawals from)
     Separate Account                                $     2,486,376  $     4,841,943           $       344,082   $      (240,900)
                                                       ==============   ==============            ==============    ==============

              BOND INDEX                                                  MANAGED EQUITY
             FUND DIVISION                                                FUND DIVISION
- ----------------------------------------------------------------------------------------------------------------------------
                                                                   88 Series                          Other
              1998              1997                      1998              1997             1998              1997
          --------------    --------------            --------------    --------------   --------------    --------------

        $       429,226   $       370,466           $     1,031,883   $     1,603,980  $       128,121   $       231,756

                574,600          (113,635)                 (215,453)          466,770          257,403          (241,531)
               (277,854)         (241,262)               (1,211,325)         (688,564)      (1,191,151)       (1,127,831)
          --------------    --------------            --------------    --------------   --------------    --------------

                725,972            15,569                  (394,895)        1,382,186         (805,627)       (1,137,606)


                      3                 3                        62                27              244             1,050
                      0                 0                         0                 0                0                 5
                  3,061             2,527                    17,119             8,235                0                 0
          --------------    --------------            --------------    --------------   --------------    --------------
                  3,064             2,530                    17,181             8,262              244             1,055

        $       722,908   $        13,039           $      (412,076)  $     1,373,924  $      (805,871)  $      (610,222)
          ==============    ==============            ==============    ==============   ==============    ==============

           ASSET ALLOCATION
             FUND DIVISION
- -------------------------------------------

              1998              1997
          --------------    --------------

        $     1,377,673   $     3,211,321

                (79,296)          742,510
             (1,579,937)         (802,650)
          --------------    --------------

               (281,560)        3,151,181


                      3                 2
                      0                 0
                 12,490             7,246
          --------------    --------------
                 12,493             7,248

        $      (294,053)  $     3,143,933
          ==============    ==============

                                                              S & P 500 INDEX                        MONEY MARKET
                                                               FUND DIVISION                         FUND DIVISION
                                                       -----------------------------------------------------------------------------

Individually purchased annuities:                          1998             1997                      1998              1997
                                                       --------------   --------------            --------------    --------------

Total gross deposits                                 $     1,765,647  $     2,053,502           $       120,214   $       479,380
Transfers between fund divisions
     and General American                                   (209,771)         192,907                   (22,244)         (281,502)
Surrenders and withdrawals                                (2,726,185)        (590,196)                   (5,242)           (8,262)
                                                       --------------   --------------            --------------    --------------
Total gross deposits, transfers, and
     surrenders between fund divisions                    (1,170,309)       1,656,213                    92,728           189,616

Deductions:
Sales charges and premium taxes                                    0               70                         0                 0
Transfer charges                                                   0                0                         0                 0
Surrender charges                                             33,019            8,584                        19                29
                                                       --------------   --------------            --------------    --------------
                                                              33,019            8,654                        19                29
Total deposits into (withdrawals from)
     Separate Account                                $    (1,203,328) $     1,647,559           $        92,709   $       189,587
                                                       ==============   ==============            ==============    ==============

              BOND INDEX                                                  MANAGED EQUITY
             FUND DIVISION                                                FUND DIVISION
- -----------------------------------------------------------------------------------------------------------------------------
                                                                   88 Series                          Other
              1998              1997                      1998              1997             1998              1997
          --------------    --------------            --------------    --------------   --------------    --------------

        $        55,283   $       120,453           $       164,355   $       455,178  $         1,589   $             0

                 67,237           214,861                   (24,136)           19,302                0                 0
               (244,863)         (120,139)                 (739,966)         (124,273)         (72,481)           (2,121)
          --------------    --------------            --------------    --------------   --------------    --------------

               (122,343)          215,175                  (599,747)          350,207          (70,892)           (2,121)


                      0                 0                         0                30                0                 0
                      0                 0                         0                 0                0                 0
                  4,199             1,900                    20,978             3,967                0                 0
          --------------    --------------            --------------    --------------   --------------    --------------
                  4,199             1,900                    20,978             3,997                0                 0

        $      (126,542)  $       213,275           $      (620,725)  $       346,210  $       (70,892)  $        (2,121)
          ==============    ==============            ==============    ==============   ==============    ==============

          ASSET ALLOCATION
            FUND DIVISION
- ------------------------------------------

             1998              1997
         --------------    --------------

       $       265,936   $       588,279

               (71,336)           80,471
              (164,660)         (424,166)
         --------------    --------------

                29,940           244,584


                     0                60
                     0                 0
                 2,425            13,247
         --------------    --------------
                 2,425            13,307

       $        27,515   $       231,277
         ==============    ==============


(continued)

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

Note 6 - Summary of Gross and Net Deposits into Separate Account, (continued)







                                                            EQUITY-INCOME                                  GROWTH
                                                            FUND DIVISION                               FUND DIVISION
                                                    -------------------------------            --------------------------------

Tax sheltered annuities:                                1998             1997                       1998             1997
                                                    --------------   --------------            ---------------   --------------

Total gross deposits                              $     2,099,844  $     1,976,947           $      2,854,340  $     3,448,982
Transfers between fund divisions
     and General American                                 281,676          898,692                    665,837           (2,045)
Surrenders and withdrawals                             (1,685,785)      (1,625,061)                (2,126,620)      (2,073,804)
                                                    --------------   --------------            ---------------   --------------
Total gross deposits, transfers, and
     surrenders between fund divisions                    695,735        1,250,578                  1,393,557        1,373,133

Deductions:
Sales charges and premium taxes                               199               42                        229               79
Transfer charges                                                0                0                          0                0
Surrender charges                                          22,250           20,372                     38,955           17,214
                                                    --------------   --------------            ---------------   --------------
                                                           22,449           20,414                     39,184           17,293
Total deposits (withdrawls) into
     Separate Account                             $       673,286  $     1,230,164           $      1,354,373  $     1,355,840
                                                    ==============   ==============            ===============   ==============

                       OVERSEAS
                     FUND DIVISION
            --------------------------------

                1998              1997
            --------------    --------------

          $       599,682   $       861,766

                 (134,703)          328,379
                 (564,009)         (998,672)
            --------------    --------------

                  (99,030)          191,473


                       12                10
                        0                 0
                    7,586             4,773
            --------------    --------------
                    7,598             4,783

          $      (106,628)  $       186,690
            ==============    ==============



                                                             EQUITY-INCOME                                  GROWTH
                                                             FUND DIVISION                               FUND DIVISION
                                                     -------------------------------            --------------------------------

Individually purchased annuities:                        1998             1997                       1998             1997
                                                     --------------   --------------            ---------------   --------------

Total gross deposits                               $       626,962  $       915,674           $        674,480  $       718,567
Transfers between fund divisions
     and General American                                   12,989          (51,474)                   (55,684)        (286,628)
Surrenders and withdrawals                                (604,051)        (251,063)                  (657,597)        (759,171)
                                                     --------------   --------------            ---------------   --------------
Total gross deposits, transfers, and
     surrenders between fund divisions                      35,900          613,137                    (38,801)        (327,232)

Deductions:
Sales charges and premium taxes                                  5               22                         23               23
Transfer charges                                                 0                0                          0                0
Surrender charges                                           14,080            8,782                     19,182           11,059
                                                     --------------   --------------            ---------------   --------------
                                                            14,085            8,804                     19,205           11,082
Total deposits (withdrawls) into
     Separate Account                              $        21,815  $       604,333           $        (58,006) $      (338,314)
                                                     ==============   ==============            ===============   ==============

                       OVERSEAS
                     FUND DIVISION
            --------------------------------

                1998              1997
            --------------    --------------

          $       136,339   $       192,673

                 (180,306)           87,209
                 (308,720)          (50,134)
            --------------    --------------

                 (352,687)          229,748


                        0                 0
                        0                 0
                   10,428             1,157
            --------------    --------------
                   10,428             1,157

          $      (363,115)  $       228,591
            ==============    ==============


                      General American Separate Account Two
                        Financial Highlights Information
                                December 31, 1998



                                                  Accumulation unit value:           Accumulation unit value:
                                                    Beginning of period*                  End of period
                                                -----------------------------      -----------------------------

           S & P 500 Index Fund Division **
                   1998                                        43.62                              55.35
                   1997                                        33.17                              43.62
                   1996                                        27.27                              33.17
                   1995                                        20.12                              27.27
                   1994                                        20.09                              20.12
                   1993                                        18.48                              20.09
                   1992                                        17.37                              18.48
                   1991                                        13.47                              17.37
                   1990                                        14.15                              13.47
                   1989                                        11.01                              14.15
                   1988                                        10.00                              11.01

           Money Market Fund Division
                   1998                                        15.85                              16.57
                   1997                                        15.14                              15.85
                   1996                                        14.50                              15.14
                   1995                                        13.82                              14.50
                   1994                                        13.39                              13.82
                   1993                                        13.12                              13.39
                   1992                                        12.78                              13.12
                   1991                                        12.16                              12.78
                   1990                                        11.33                              12.16
                   1989                                        10.44                              11.33
                   1988                                        10.00                              10.44

           Bond Index Fund Division ***
                   1998                                        19.50                              20.97
                   1997                                        18.01                              19.50
                   1996                                        17.66                              18.01
                   1995                                        14.99                              17.66
                   1994                                        15.78                              14.99
                   1993                                        14.43                              15.78
                   1992                                        13.68                              14.43
                   1991                                        12.12                              13.68
                   1990                                        11.22                              12.12
                   1989                                        10.27                              11.22
                   1988                                        10.00                              10.27

           Managed Equity Fund Division
              Tax Qualified
                   1998                                        72.99                              82.60
                   1997                                        59.73                              72.99
                   1996                                        49.83                              59.73
                   1995                                        37.68                              49.83
                   1994                                        39.42                              37.68
                   1993                                        36.54                              39.42
                   1992                                        34.56                              36.54
                   1991                                        27.62                              34.56
                   1990                                        28.73                              27.62
                   1989                                        22.11                              28.73
                   1988                                        21.30                              22.11

              Non-Tax Qualified
                   1998                                        79.43                              89.89
                   1997                                        64.99                              79.43
                   1996                                        54.22                              64.99
                   1995                                        41.00                              54.22
                   1994                                        42.90                              41.00
                   1993                                        39.76                              42.90
                   1992                                        37.61                              39.76
                   1991                                        30.05                              37.61
                   1990                                        31.27                              30.05
                   1989                                        24.06                              31.27
                   1988                                        23.18                              24.06



             Tax Qualified Plan               Non-Tax Qualified Plan
             Units outstanding,                 Units outstanding,
               end of period                      end of period
               (in thousands)                     (in thousands)
      ---------------------------------    -----------------------------


                       987                              342
                       935                              366
                       808                              325
                       657                              297
                       636                              265
                       599                              241
                       366                              152
                       236                              109
                       133                               67
                        97                               23
                        36                                7


                       124                               79
                       102                               74
                       117                               62
                       106                               57
                        93                               58
                       115                               73
                       181                               85
                       179                              101
                       188                               79
                        28                               15
                         6                                5


                       200                               75
                       163                               80
                       163                               70
                       146                               85
                       146                               58
                       161                               61
                       116                               48
                        50                               67
                        33                               58
                        22                               17
                         5                                2



                       126                              N/A
                       136                              N/A
                       153                              N/A
                       164                              N/A
                       188                              N/A
                       210                              N/A
                       217                              N/A
                       216                              N/A
                       192                              N/A
                       194                              N/A
                       207                              N/A


                       N/A                                1
                       N/A                                2
                       N/A                                2
                       N/A                               17
                       N/A                               20
                       N/A                               24
                       N/A                               25
                       N/A                               25
                       N/A                               25
                       N/A                               25
                       N/A                               26

                                                                    (continued)

* At the date of first deposits into Separate Account on May 16, 1988, except for the Managed Equity Fund, which began on February 24, 1988;
     the Equity Fund and the Growth Fund which began on January 6, 1994; and the Overseas Fund which began on January 11, 1994.

** The name of the S&P 500 Index Fund was changed from the Equity Fund effective May 1, 1994.

*** The name of the Bond Index Fund was changed from the Intermediate Bond Fund effective October 1, 1992. The name change reflects a change in investment policies and objectives of the Fund.

     See accompanying independent auditors report.





                      General American Separate Account Two
                  Financial Highlights Information (continued)
                                December 31, 1998




                                                  Accumulation unit value:           Accumulation unit value:
                                                    Beginning of period*                  End of period
                                                -----------------------------      -----------------------------

           Managed Equity Fund Division (continued)
               88 Series
                   1998                                        37.77                              42.70
                   1997                                        30.94                              37.77
                   1996                                        25.84                              30.94
                   1995                                        19.56                              25.84
                   1994                                        20.48                              19.56
                   1993                                        19.00                              20.48
                   1992                                        17.99                              19.00
                   1991                                        14.39                              17.99
                   1990                                        14.99                              14.39
                   1989                                        11.54                              14.99
                   1988                                        10.83                              11.54

           Asset Allocation Fund Division
                   1998                                        28.38                              33.12
                   1997                                        24.14                              28.38
                   1996                                        21.08                              24.14
                   1995                                        16.52                              21.08
                   1994                                        17.37                              16.52
                   1993                                        16.01                              17.37
                   1992                                        15.16                              16.01
                   1991                                        12.78                              15.16
                   1990                                        12.60                              12.78
                   1989                                        10.61                              12.60
                   1988                                        10.00                              10.61

           Equity-Income Fund Division
                   1998                                        20.27                              22.41
                   1997                                        15.98                              20.27
                   1996                                        14.12                              15.98
                   1995                                        10.55                              14.12
                   1994                                        10.00                              10.55

           Growth Fund Division
                   1998                                        18.42                              25.45
                   1997                                        15.07                              18.42
                   1996                                        13.27                              15.07
                   1995                                         9.90                              13.27
                   1994                                        10.00                               9.90

           Overseas Fund Division
                   1998                                        13.37                              14.93
                   1997                                        12.11                              13.37
                   1996                                        10.80                              12.11
                   1995                                         9.95                              10.80
                   1994                                        10.00                               9.95


    Tax Qualified Plan               Non-Tax Qualified Plan
    Units outstanding,                 Units outstanding,
      end of period                      end of period
      (in thousands)                     (in thousands)
- -------------------------------    -----------------------------



              266                               54
              280                               67
              240                               58
              215                               75
              204                               68
              197                               56
              158                               40
              101                               27
               56                               20
               21                                7
                6                                0


              487                              187
              496                              187
              375                              178
              317                              168
              320                              180
              332                              166
              223                              119
              140                               66
               94                               35
               33                               16
                9                                4


              868                              352
              838                              351
              767                              317
              552                              207
              315                               82


            1,127                              342
            1,064                              343
              974                              362
              646                              261
              356                              116


              355                               98
              363                              124
              346                              107
              266                               77
              240                               52


* At the date of first deposits into Separate Account on May 16, 1988, except for the Managed Equity Fund, which began on February 24, 1988; the Equity
     Fund and the Growth Fund which began on January 6, 1994;  and the  Overseas
     Fund which began on January 11, 1994.

** The name of the S&P 500 Index Fund was changed from the Equity Fund effective May 1, 1994.

*** The name of the Bond Index Fund was changed from the Intermediate Bond Fund effective October 1,1992. The name change reflects a change in investment policies and objectives of the Fund.

     See accompanying independent auditors report.


                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                             SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1998

                                                                No. of Shares                       Market Value
                                                            ----------------------             -----------------------
S&P 500 Index Fund
     General American Capital Company *                                 1,464,471            $             73,937,535

Money Market Fund
     General American Capital Company *                                   179,671            $              3,458,843

Bond Index Fund
     General American Capital Company *                                   229,420            $              5,779,017

Managed Equity Fund
     General American Capital Company *                                   677,834            $             24,149,175

Asset Allocation Fund
     General American Capital Company *                                   596,876            $             22,412,431

Equity-Income Fund
     Variable Insurance Products Fund                                   1,080,153            $             27,457,497

Growth Fund
     Variable Insurance Products Fund                                     833,728            $             37,409,371

Overseas Fund
     Variable Insurance Products Fund                                     341,816            $              6,853,414



* These funds use consent dividending.  See Note 2C.



See accompanying independent auditors report.

LEGAL COUNSEL

   Stephen E. Roth
   Sutherland, Asbill & Brennan, Washington, D.C.

INDEPENDENT AUDITORS

   KPMG LLP


If distributed to prospective investors, this report must be preceded or accompanied by a current prospectus.

The prospectus is incomplete without reference to the financial data contained in the annual report.

PART C

                         OTHER INFORMATION

Item 24.  Financial statements and Exhibits

(a)  Financial Statements
     All required financial statements are included in Part B of this Registration Statement.
(b)  Exhibits

(1) Resolutions of the Board of Directors of General American Life Insurance Company ("General American") authorizing establishment of the Separate Account 1
(2)  Not Applicable
(3)  (a)  Form of Distribution Agreement [FN ___]
     (b)  Form of Selling Agreement [FN___]
(4)  (a)  Form of tax deferred group variable annuity contract
          (No. _______)
     (b)  Endorsement related to the reorganization of Separate
          Account [FN___]
     (c)  Form of endorsement allowing other Fund sponsors
          (No. 1098900) [FN___]
     (d)  Form of endorsement relating to tax sheltered annuities,
          Section 403(b) IRC (No. 1098600) [FN___]
     (e) Form of endorsement relating to tax sheltered annuities with employer contribution (No. 1098800) [FN___]
(5)  Form of application
(6) (a) Amended and Restated Charter and Articles of Incorporation of General American Life Insurance Company [FN___]
     (b)  By-laws of General American [FN___]
(7)  Not applicable
(8)  Not applicable
(9)  Opinion and Consent of Counsel [FN___]
(10) Consent of Independent Accountants with financial statements
(11) No financial statements are omitted from item 23
(12) Not applicable
(13) Not applicable
(14) Not applicable
(15) Copies of manually signed powers of attorney for General American Life Insurance Company directors August A. Busch, III, William E. Cornelius, John C. Danforth 10, Bernard A. Edison, Richard A. Liddy, William E. Maritz, Craig D. Schnuck 9, William P. Stiritz, Andrew C. Taylor 8, H. Edwin Trusheim, Robert L. Virgil, Jr., Virginia V. Weldon, and Ted C. Wetterau [FN ____].


-----------------

Item 25.  Directors and Officers of the Depositor

Officer's Name and Principal                             Positions and Offices
    Business Address<F*>                                     with Depositor

Robert J. Banstetter, Sr.                       Vice President, General Counsel & Secretary, Feb.
700 Market Street                               1991 to present.  Vice President and General
St. Louis, MO  63101                            Counsel, Jan. 1983 - Feb. 1991.

John W. Barber                                  Vice President and Controller, Dec. 1984 to
                                                present.

Kevin C. Eichner                                President and Chairman of the Board,
                                                Collaborative Strategies, Inc.

David L. Herzog                                 Vice President and Chief Financial Officer

E. Thomas Hughes                                Corporate Actuary and Treasurer, Oct. 1994 to
700 Market Street                               present.  Formerly Executive Vice President -
St. Louis, MO  63101                            Group Pensions, March 1990 - Oct. 1994.

Richard A. Liddy                                Chairman, President, and Chief Executive Officer,
700 Market Street                               Jan. 1995 to present.  Formerly, President and
St. Louis, MO  63101                            Chief Executive Officer, May 1992 - Jan. 1995.
                                                President and Chief Operating Officer, May 1988
                                                - May 1992.

Warren J. Winer                                 Executive Vice President-Group Life & Health,
                                                Aug. 1995 to present.  Formerly Managing
                                                Director for William M. Mercer, Inc. July 1993
                                                to Aug. 1995 and President and Chief Operating
                                                Officer, W.F. Corroon, 1986 - July 1993.

Bernard H. Wolzenski                            Executive Vice President- Individual, Oct. 1991
                                                to present.  Formerly Vice President, Individual
                                                Life Products, May 1986 - Oct. 1991.

A. Greig Woodring                               President and Chief Executive Officer,
660 Mason Ridge Center Drive                    Reinsurance Group of America, Dec. 1992 to
St. Louis, MO  63141                            present.  Also, Executive Vice President
                                                Reinsurance.


Richard A. Liddy, listed as a Principal Officer, is also a Director of the Company.

******

<F*> The principal business address of each person listed is General
American Life Insurance Company, 13045 Tesson Ferry Road, St. Louis, MO 63128, unless otherwise indicated.



                               C-2


                                                Positions and Offices
Directors                                           with Depositor

August A. Busch III                                   Director
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, Missouri 63118

William E. Cornelius                                  Director
Union Electric Company
1901 Chouteau Street
St. Louis, MO  63103

John C. Danforth                                      Director
Bryan Cave
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102

Bernard A. Edison                                     Director
Edison Brothers Stores, Inc.
P.O. Box 14020
St. Louis, Missouri 63178

William E. Maritz                                     Director
Maritz, Inc.
1375 North Highway Drive
Fenton, Missouri 63099

Craig D. Schnuck                                      Director
Schnuck Markets, Inc.
11420 Lackland Road
P.O. Box 46928
St. Louis, Missouri 63146

William P. Stiritz                                    Director
Agribrands International, Inc.
9811 South Forty Drive
St. Louis, Missouri 63124

Andrew C. Taylor                                      Director
Enterprise Rent-A-Car
600 Corporate Park Drive
St. Louis, Missouri 63105

H. Edwin Trusheim                                     Director
General American Life Insurance Company
700 Market Street
St. Louis, Missouri 63101


                               C-3


                                                Positions and Offices
Directors                                          with Depositor

Robert L. Virgil                                      Director
Edward Jones and Company
12555 Manchester Road
St. Louis, Missouri 63131-3729

Virginia V. Weldon, M.D.                              Director
Monsanto Company
800 North Lindbergh Boulevard
St. Louis, Missouri 63167

Ted C. Wetterau                                       Director
Wetterau Associates
7000 Bonhomme, Suite 750
St. Louis, Missouri 63105


Item 26.  Persons Controlled by or Under Common Control With the
          Depositor or Registrant

     All entities are 100% owned by General American unless otherwise noted.

Benefit Resource Life Insurance Company                        (Bermuda)
(Bermuda) Ltd. (fka RGA Insurance Company
(Bermuda) Limited


Collaborative Strategies, Inc. (Management Consulting)         (Missouri)
- ------------------------------

Conning & Company (broker-dealer)                              (Connecticut)
- -----------------

Conning Asset Management Company                               (Missouri)
- --------------------------------
(registered investment advisor)

Conning Corporation (holding company)                          (Missouri) (General American owns
- -------------------                                            approximately 62% of the
                                                               outstanding common shares)

Conning, Inc. (holding company)                                (Delaware)
- -------------

Conning Mortgage Investment Trust, Inc.                        (Maryland)
- ---------------------------------------
(owned by 100 shareholders, and the assets are managed
by Conning)


                               C-4


Consultec, Inc. (benefits administration)                      (Georgia)
- ---------------

Cova Corporation (annuities)                                   (Missouri)
- ----------------

Cova Financial Services Life Insurance Company                 (Missouri)
- ----------------------------------------------

Cova Financial Life Insurance Company                          (California)
- -------------------------------------

First Cova Life Insurance Company                              (New York)
- ---------------------------------

Cova Investment Advisory Corporation                           (Illinois)
- ------------------------------------

Cova Investment Allocation Corporation                         (Illinois)
- --------------------------------------

Cova Life Management Company                                   (Delaware)
- ----------------------------

Cova Life Sales Company                                        (Delaware)
- -----------------------

Cova Life Administration Services Company                      (Illinois)
- -----------------------------------------

Equity Intermediary Company (holding company)                  (Missouri)
- ---------------------------

Fairfield Management Group, Inc.                               (Missouri)
- --------------------------------

GenAmerica Corporation (holding company)                       (Missouri)
- ----------------------

GenAmerica Foundation                                          (Missouri)
- ---------------------
(fka General American Charitable Foundation)
- --------------------------------------------
(the charitable foundation is a not-for-profit corporation
formed by GenAmerica Corporation)


GenAmerica Capital I (preferred trust financing)               (Delaware)
- --------------------

GenAmerica Management Corporation (management services)        (Missouri)
- ---------------------------------


                               C-5


Genelco de Mexico, S.A. de C.V.                                (Mexico)
- -------------------------------

Genelco Software, S.A.                                         (Spain)
- ----------------------

General American Capital Company                               (Maryland)
- --------------------------------
(this company is owned by its shareholders)


General American Life Insurance Company                        (Missouri)
- ---------------------------------------

General American Mutual Holding Company                        (Missouri)
- ---------------------------------------

General Life Insurance Company                                 (Texas)
- ------------------------------

General Life Insurance Company of America                      (Illinois)
- -----------------------------------------

GenMark Incorporated (Marketing Services)                      (Missouri)
- --------------------

Great Rivers Reinsurance Management, Inc.                      (Missouri)
- -----------------------------------------

The Longer Life Foundation
- --------------------------
(fka RGA/Washington University Longevity                       (Missouri)
- ----------------------------------------
  Research Foundation)
  --------------------
(the charitable foundation is a not-for-profit corporation
formed by Reinsurance Group of America, Incorporated)


Missouri Reinsurance (Barbados), Inc.                          (Barbados)
- -------------------------------------

NaviSys Asia Pacific Limited                                   (Hong Kong)
- ----------------------------

NaviSys Enterprise Solutions, Inc.
- ----------------------------------
(fka Beacon Software Development
- --------------------------------
Company, Inc.)                                                 (New Jersey)
- --------------

NaviSys Illustration Solutions, Inc.
- ------------------------------------
(fka ECTA Corporation)                                         (Pennsylvania)
- ----------------------


                               C-6


NaviSys Incorporated                                           (Missouri)
- --------------------

NaviSys Insurance Solutions, Inc.
- ---------------------------------
(fka Genelco Incorporated)                                     (Missouri)
- --------------------------

Paragon Life Insurance Company                                 (Missouri)
- ------------------------------

RGA Americas Reinsurance Company, Ltd.                         (Barbados)
- --------------------------------------

RGA Australian Holdings Pty Limited                            (Australia)
- -----------------------------------

RGA Reinsurance Company of Australia Limited                   (Australia)
- --------------------------------------------

RGA Canada Management Company Ltd.                             (New Brunswick)
- ----------------------------------

RGA Capital Limited                                            (U.K.)
- -------------------

RGA Holdings Limited                                           (U.K.)
- --------------------

RGA International Ltd.                                         (New Brunswick)
- ----------------------

RGA Financial Products Limited                                 (Ontario, Canada)
- ------------------------------
(this company is 50% owned by RGA International Ltd.)


RGA Life Reinsurance Company of Canada                         (Canadian Federal)
- --------------------------------------

RGA Reinsurance Company                                        (Missouri)
- -----------------------

RGA Reinsurance Company (Barbados) Ltd.                        (Barbados)
- ---------------------------------------

RGA Reinsurance Company of South Africa Limited                (South Africa)
- -----------------------------------------------

RGA South African Holdings (Pty) Ltd.                          (South Africa)
- -------------------------------------


                               C-7


RGA/Swiss Financial Group, L.L.C.                              (Delaware)
- ---------------------------------
(this company is 40% owned by RGA Reinsurance Company
(Barbados) Ltd.)


RGA (UK) Underwriting Agency Limited                           (Great Britain)
- ------------------------------------

Red Oak Realty Company                                         (Missouri)
- ----------------------

Reinsurance Company of Missouri, Incorporated                  (Missouri)
- ---------------------------------------------

Reinsurance Group of America, Incorporated                     (Missouri)
- ------------------------------------------
(approximately 64% of this company's stock is owned by Equity
Intermediary Company, with the rest held by the public.)


Reinsurance Partners, Inc.                                     (Missouri)
- --------------------------

Security Equity Life Insurance Company                         (New York)
- --------------------------------------

Stan Mintz Associates, Inc.                                    (Wisconsin)
- ---------------------------
(this company is wholly-owned by GenMark Incorporated)


SOUTH AMERICAN SUBSIDIARIES OF REINSURANCE GROUP OF AMERICA, INCORPORATED:
- --------------------------------------------------------------------------
RGA Sudamerica S.A.                                            (Chile)
- -------------------

BHIF America Seguros de Vida S.A.                              (Chile)
- ---------------------------------

RGA Reinsurance Company Chile S.A.                             (Chile)
- ----------------------------------

General American Argentina
- --------------------------
Seguros de Vida S.A.                                           (Argentina)
- --------------------

Triad Re, Ltd.                                                 (Barbados)
- --------------

These insurance agencies/corporations were formed by Walnut Street to hold resident insurance licenses in these states:

WSS Insurance Agency of Alabama, Inc.                          (Alabama)
- -------------------------------------

WSS Insurance Agency of Massachusetts, Inc.                    (Massachusetts)
- -------------------------------------------

WSS Insurance Agency of Ohio, Inc.                             (Ohio)
- ----------------------------------

WSS Insurance Agency of Texas, Inc.                            (Texas)
- -----------------------------------

Walnut Street Securities, Inc.                                 (Missouri)
- ------------------------------

Walnut Street Advisers, Inc.                                   (Missouri)
- ----------------------------
(this company is a wholly-owned subsidiary of Walnut Street
Securities)


White Oak Royalty Company                                      (Oklahoma)
- -------------------------

Item 27.  Number of Contract Owners

This prospectus describes a new product which has not been sold to any contract owners. However, Separate Account Two had the following number of contract owners for other contracts offered in accordance with the original prospectus:



As of ________ 1999: ___________

Title of Class                   Number of Owners of Record

Qualified                                    ______
Non-Qualified                                ______



Item 28.  Indemnification

Section 351.355 of the Missouri General and Business Corporation Law, in brief, allows a corporation to indemnify any person who is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Where any person was or is a party or is threatened to be made a party in an action or suit by or in the right of the corporation to procure a judgment in its favor, indemnification may not be paid where such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless a court determines that the person is fairly and reasonably entitled to indemnity. A corporation has the power to give any further indemnity, to any person who is or was a director, officer, employee or agent, provided for in the articles of incorporation or as authorized by any by-law which has been adopted by vote of the shareholders, provided that no such indemnity shall indemnify any person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

In accordance with Missouri law, General American's Board of Directors, at its meeting on 19 November 1987 and the policyholders of General American at the annual meeting held on 26 January 1988 adopted the following resolutions:

"BE IT RESOLVED THAT


     1. The company shall indemnify any person who is or was a director, officer, or employee of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him or her in connection with any civil, criminal, administrative or investigative action, proceeding or claim (including an action by or in the right of the company) by reason of the fact that he or she was serving in such capacity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; provided that such person's conduct is not finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

     2. The indemnification provided herein shall not be deemed exclusive of any other rights to which a director, officer, or employee may be entitled under any agreement, vote of policyholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, or employee and shall inure to the benefit of the heirs, executors and administrators of such a person."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

          (a) Walnut Street Securities, Inc., serves as the principal underwriter for the variable annuity contracts funded by Separate Account Two. Walnut Street Securities also serves as the principal underwriter for variable life insurance policies funded by Separate Account Eleven of General American.

          (b)  Directors and Officers

      Name and Principal Business      Positions and Offices
                    Address<F*>         with Underwriter
      Officers
      Richard J. Miller                President, Chief
                                       Executive Officer
      Don P. Wuller                    Senior Vice President,
                                       Administration and Chief
                                       Financial Officer
      Stephen E. Abbey                 Vice President, Special Markets
                                       and Assistant Secretary
      E. Thomas Hughes, Jr.            Treasurer
      Norman R. Lazarus                Vice President, Compliance
      Directors
      Dona L. Barber                   Director
      Kevin C. Eichner                 Director, Chairman
      Matthew P. McCauley              Director
      Richard J. Miller                Director
      Steven C. Palmitier              Director
      Bernard H Wolzenski              Director

<F*> Messrs. Hughes and McCauley, are at 700 Market Street, St. Louis,
Missouri 63101. Mr. Wolzenski is at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. Messrs. Abbey, Anderson, Miller, Palmitier, and Wuller are at 400 South Fourth Street, Suite 1000, St. Louis, Missouri 63102.

          (c)  Principal Underwriter

      Walnut Street  1998 Brokerage                1998 Compensation
                           $______                       $______

Item 30.  Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by General American at its administrative offices, 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

Item 31.  Management Services

All management contracts are discussed in Part A or Part B.

Item 32.  Undertakings and Representations

(a) Registrant undertakes that it will file post-effective amendments to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include, as part of the application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to General American at the address or phone number listed in the prospectus.

(d) Registrant represents that it is relying upon a "no-action" letter (No. P-6-88) issued to the American Council of Life Insurance concerning the conflict between the redeemability requirements of sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940 and the limits on the redeemability of variable annuities imposed by section 403(b)(11) of the Internal Revenue Code. Registrant has included disclosure concerning the 403(b)(11) restrictions in its prospectus and sales literature, and established a procedure whereby each plan participant will sign a statement acknowledging these restrictions before the contract is issued. Sales representatives have been instructed to bring the restrictions to the attention of potential plan participants.

(e) General American, of which Registrant forms a part, hereby represents that the fees and charges deducted under the terms of the Contracts are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected, and the risks assumed by General American.

                             SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, General American Separate Account Two has caused this Registration Statement to be signed on its behalf in the City of St. Louis, State of Missouri, on the 16th day of July, 1999.


                            GENERAL AMERICAN SEPARATE ACCOUNT
                            TWO (REGISTRANT)

                            By:  GENERAL AMERICAN LIFE
                                 INSURANCE COMPANY (for
                                 Registrant and as Depositor)

                                 By: /s/RICHARD A. LIDDY
                                    -------------------------------
                                    Richard A. Liddy
                                    Chairman, President, and Chief
                                    Executive Officer
                                    General American Life Insurance
                                    Company

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this amended Registration Statement has been signed below by the following persons in their capacities with General American Life Insurance Company and on the dates indicated.

Signature                                    Title                   Date

/s/RICHARD A. LIDDY                                                  7/16/99
------------------------
Richard A. Liddy                  Chairman, President, and
                                  Chief Executive Officer
                                  (Principal Executive Officer)


/s/DAVID L. HERZOG                                                   7/16/99
------------------------
David L. Herzog                   Vice President and Chief
                                  Financial Officer
                                  (Principal Financial Officer)

<F*>
August A. Busch, III              Director                           7/16/99

<F*>
William E. Cornelius              Director                           7/16/99

<F*>
John C. Danforth                  Director                           7/16/99

<F*>
Bernard A. Edison                 Director                           7/16/99


/s/RICHARD A. LIDDY                                                  7/16/99
------------------------
Richard A. Liddy                  Director

<F*>                                                                 7/16/99
William E. Maritz                 Director

<F*>                                                                 7/16/99
Craig D. Schnuck                  Director

<F*>                                                                 7/16/99
William P. Stiritz                Director

<F*>                                                                 7/16/99
Andrew C. Taylor                  Director

<F*>                                                                 7/16/99
H. Edwin Trusheim                 Director

<F*>                                                                 7/16/99
Robert L. Virgil, Jr.             Director

<F*>                                                                 7/16/99
Virginia V. Weldon                Director

<F*>                                                                 7/16/99
Ted C. Wetterau                   Director



<F*>By /s/MATTHEW P. MCCAULEY
       -----------------------
       Matthew P. McCauley

<F*>  Original powers of attorney authorizing Matthew P. McCauley to sign the registration statement and amendments thereto on behalf of the Directors of General American Life Insurance Company have been filed previously.


                               C-14